       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1998
                                                      REGISTRATION NO. 333-40503
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                     ALLERGAN SPECIALTY THERAPEUTICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              2834                             33-0779207
    (STATE OR OTHER JURISDICTION        (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                               2525 DUPONT DRIVE
                                IRVINE, CA 92612
                                 (714) 246-4500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            LESTER J. KAPLAN, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     ALLERGAN SPECIALTY THERAPEUTICS, INC.
                               2525 DUPONT DRIVE
                                IRVINE, CA 92612
                                 (714) 246-4500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                THOMAS A. COLL, ESQ.                             FRANCIS R. TUNNEY, JR., ESQ.
              MICHAEL R. JACOBSON, ESQ.                                 ALLERGAN, INC.
                 JANE K. ADAMS, ESQ.                                   2525 DUPONT DRIVE
                 COOLEY GODWARD LLP                                    IRVINE, CA 92612
          4365 EXECUTIVE DRIVE, SUITE 1100                              (714) 246-4500
                 SAN DIEGO, CA 92121
                   (619) 550-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                      LOGO

            , 1998

Dear Stockholder:

     I am pleased to send you the attached Prospectus concerning Allergan Specialty Therapeutics, Inc. ("ASTI") and notify you of the special distribution of shares of ASTI Class A Common Stock to the holders of Common Stock of Allergan, Inc. (the "Distribution"). Holders of Allergan Common Stock at the close of business on February 17, 1998, the record date for the Distribution, will receive one share of ASTI Class A Common Stock (an "ASTI Share") for each 20 shares of Allergan Common Stock held.

     The distribution is expected to occur on or about March 10, 1998. The ASTI Shares will be held in "book-entry" form, although stock certificates will be available upon request. First Chicago Trust Company of New York is acting as distribution agent and will be responsible for making book-entry credits to holders of record on the record date and for mailing stock certificates to ASTI stockholders upon request. Application has been made for the ASTI Class A Common Stock to be quoted on the Nasdaq National Market under the symbol "ASTI."

     ASTI has been formed by Allergan to conduct research and development of potential pharmaceutical products, and to commercialize such products, most likely through licensing to Allergan. In exchange for all of the shares of ASTI Common Stock outstanding prior to the Distribution, Allergan will contribute $200 million to ASTI to be used for the research and development of such potential pharmaceutical products. As the sole holder of ASTI's outstanding Class B Common Stock following the Distribution, Allergan will have the option to repurchase all of the outstanding ASTI Shares under specified conditions. In addition, in exchange for technology licenses granted by Allergan and a commitment by Allergan to make specified payments on sales of certain products, Allergan will be paid a technology fee by ASTI and will have the option to independently develop certain compounds funded by ASTI prior to the filing of an Investigational New Drug application ("IND") with respect thereto and/or to license any products and technology developed by ASTI.

     ASTI's technology and product research and development activities will take place under a research and development agreement with Allergan. It is currently expected that substantially all of ASTI's funds will be directed toward continuing the research and development of products based on retinoid and neuroprotective technologies, including Memantine and other glutamate and ion channel blockers (collectively, "Retinoid and Neuroprotective Technologies"). In addition, ASTI may fund the research and development of pharmaceutical products in therapeutic categories of interest to Allergan that are not based on Retinoid and Neuroprotective Technologies, but that complement Allergan's product pipeline or otherwise are believed to provide a potential commercialization opportunity for Allergan.

     Allergan is increasing its focus on leading-edge, technology-based pharmaceutical products. Through internal research and development efforts and external research and development collaborations, Allergan seeks to expand its product line with proprietary specialty pharmaceutical products that provide distinctive therapeutic and economic benefit. Efforts to date have yielded many potential product opportunities. Such opportunities involve significantly different risk/reward profiles as compared to Allergan's established specialty pharmaceutical business.

     To continue the advancement of, and in certain cases accelerate, these projects and programs, Allergan seeks strategic collaborations and ventures, such as the recently concluded Allergan Ligand Retinoid Therapeutics, Inc. ("ALRT") collaboration, to provide complementary financing. Allergan's strategy also involves actively seeking outside product opportunities through joint ventures, licensing, acquisitions and strategic alliances with biotechnology, marketing and geographic partners.

     Allergan believes that the retinoid research and development work undertaken by ALRT to date and the research and development work Allergan has undertaken, directly and through collaborators, in the neuroprotective area have yielded results which justify further research and development. A substantial amount of additional research and development effort is required to further develop Allergan's Retinoid and Neuroprotective Technologies through their potential commercialization.

     By creating ASTI and distributing the ASTI Shares to Allergan stockholders, Allergan will separate the risks associated with discovering, researching and developing these products from those associated with its established specialty pharmaceutical business. Thus, the transaction will provide an opportunity for Allergan's stockholders to decide whether or not to participate in the research and development of the retinoids and other specialty pharmaceutical products by continuing to hold ASTI Shares after the Distribution.

     We are very enthusiastic about our progress to date in pursuing Allergan's specialty pharmaceutical business, and about the possibility of ASTI helping to expand this business through the research and development of potential products for commercialization by Allergan.

     The Prospectus contains important information about the distribution and about the proposed business of ASTI. I encourage you to read it carefully. Holders of Allergan Common Stock on the record date for the Distribution are not required to take any action to participate in the Distribution.

                                          Sincerely,

                                          --------------------------------------
                                                    David E. I. Pyott
                                          President and Chief Executive Officer

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1998
PROSPECTUS

                     ALLERGAN SPECIALTY THERAPEUTICS, INC.

                              CLASS A COMMON STOCK

     Shares of callable Class A Common Stock ("ASTI Shares") of Allergan Specialty Therapeutics, Inc. ("ASTI") will be distributed (the "Distribution") by Allergan, Inc. ("Allergan") to the holders of record of Allergan Common Stock (the "Holders") at the close of business on February 17, 1998 (the "Record Date"). Each Holder will receive one ASTI Share for every 20 shares of Allergan Common Stock held on the Record Date. The Distribution will result in all of the then outstanding ASTI Shares being distributed to the Holders. Assuming that 65,292,628 shares of Allergan Common Stock (the number of shares outstanding on December 31, 1997) are outstanding on the Record Date, approximately 3,264,600 ASTI Shares are expected to be issued in the Distribution to Holders of Allergan Common Stock. After the Distribution, Allergan will hold 1,000 shares of ASTI Class B Common Stock, representing all of the authorized shares of such class. Prior to the Distribution, Allergan will contribute $200 million in cash to ASTI in exchange for all of the shares of ASTI Common Stock outstanding prior to the Distribution. As the sole holder of ASTI's outstanding Class B Common Stock following the Distribution, Allergan will have the option to repurchase all of the outstanding ASTI Shares under specified conditions. Allergan has also granted certain technology licenses and agreed to make specified payments on sales of certain products in exchange for the payment by ASTI of a technology fee and the option to independently develop certain compounds funded by ASTI prior to the filing of an Investigational New Drug application ("IND") with respect thereto and to license any products and technology developed by ASTI.

     The Distribution is expected to be taxable to the Holders of Allergan Common Stock. See "Federal Income Tax Considerations." The Distribution is expected to take place on or about March 10, 1998, subject to certain conditions specified in the Distribution Agreement between Allergan and ASTI dated as of
            , 1998. ASTI Shares will be held in "book-entry" form, although stock certificates will be available upon request. First Chicago Trust Company of New York ("FCTC") is acting as distribution agent and will be responsible for making book-entry credits to Holders and for mailing stock certificates to ASTI stockholders upon request.

     There has been no previous public market for the ASTI Shares. Application has been made for the ASTI Shares to be quoted on the Nasdaq National Market under the symbol "ASTI."

     Allergan will have the option to purchase all (but not less than all) of the outstanding ASTI Shares at a price determined in accordance with a formula specified in ASTI's Restated Certificate of Incorporation (the "Purchase Option Exercise Price") at any time from and after the Distribution until the date which is the earliest to occur of (i) December 31, 2002 (unless extended in accordance with the terms contained in ASTI's Restated Certificate of Incorporation) and (ii) the 90th day after the date on which Allergan receives notice that the amount of cash and marketable securities held by ASTI is less than $15 million. The Purchase Option Exercise Price must be paid by Allergan in cash. See "The Agreements and the Purchase Option -- Purchase Option."

     Stockholders of Allergan with inquiries regarding the Distribution should contact Allergan, Inc., Corporate and Investor Relations, 2525 Dupont Drive, Irvine, CA 92612; telephone (714) 246-6301.
                            ------------------------

      THE ASTI SHARES DISTRIBUTED HEREUNDER INVOLVE A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 17.
                            ------------------------

    NO APPROVAL OF THE DISTRIBUTION BY STOCKHOLDERS OF ALLERGAN IS REQUIRED
 OR SOUGHT. NO PROXY IS REQUESTED AND NO ACTION IS REQUIRED WITH RESPECT TO THE
                                 DISTRIBUTION.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS             , 1998.

                             AVAILABLE INFORMATION

     As a result of the Distribution, ASTI will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, to file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). Additionally, ASTI will be subject to the proxy solicitation requirements of the Exchange Act. ASTI intends to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

     ASTI has filed a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Reference is made to the Registration Statement and to the exhibits thereto for further information with respect to ASTI and the Distribution. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC, 450 Fifth Street, Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports, proxy statements and other information filed electronically by ASTI with the SEC are available at the SEC's World Wide Web site at http://www.sec.gov. Copies of all or any part thereof may be obtained from the SEC at its principal offices in Washington, D.C. after payment of fees prescribed by the SEC.

     ASTI's Restated Certificate of Incorporation does not entitle Allergan to pay the Purchase Option Exercise Price using Allergan Common Stock. Accordingly, shares of Allergan Common Stock need not be registered in connection with this transaction and any such shares that may previously have been subject to registration are no longer subject to registration.

                                    SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS OR THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

     CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROSPECTUS, INCLUDING IN THE GLOSSARY BEGINNING ON PAGE 13.

     Some of the statements made in this Prospectus and the accompanying letter to stockholders are forward-looking in nature, including, but not limited to, ASTI's and Allergan's research and development activities and plans, particularly with respect to anticipated ASTI Products and Pre-Selection Products, plans concerning the potential commercialization of products, and other statements that are not historical facts. The occurrence of the events described and the achievement of the intended results are subject to the future occurrence of many events, some or all of which are not predictable or within ASTI's control; therefore, actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biotechnology and pharmaceutical industry; others are more specific to ASTI's business or that of Allergan. These risks include the risks associated with product and technology research and development, including clinical development, attempts to obtain regulatory clearance to market products and medical acceptance of products, changes in the health care marketplace, patent and intellectual property matters, regulatory and manufacturing issues, the ability to commercialize products effectively, and risks associated with competition from other companies. Many of the risks are described in "Risk Factors" beginning on page 16 and/or in documents filed by Allergan under the Exchange Act.

Distributing Company.......  Allergan, Inc., a Delaware corporation, is a leading provider of specialty pharmaceutical products throughout the world with niche products in the movement disorder, dermatological, eye care pharmaceutical, ophthalmic surgical device and over-the-counter contact lens care markets.

Distributed Company........  Allergan Specialty Therapeutics, Inc., a Delaware
                             corporation, is a company recently formed by Allergan to conduct research and development of potential human pharmaceutical products, and to commercialize such products, most likely through licensing to Allergan.

The Distribution...........  Each Holder will receive one ASTI Share for every
                             20 shares of Allergan Common Stock held on the Record Date. A total of approximately 3,264,600 ASTI Shares are expected to be distributed, assuming 65,292,628 shares of Allergan Common Stock (the number of shares outstanding on December 31, 1997) are outstanding on the Record Date. No Holder will be required to pay any cash or other consideration for the ASTI Shares received in the Distribution (exclusive of applicable income taxes), nor will any action be required to be taken by any Holder in order to receive ASTI Shares. The Distribution is expected to be taxable to the Holders. See "Certain Federal Income Tax Considerations."

ASTI Shares................  All of the shares of callable Class A Common Stock of ASTI, whether distributed by Allergan in the Distribution or later issued by ASTI, will be subject to the Purchase Option. See "The Agreements and the Purchase Option -- Purchase Option" and "Description of ASTI Capital Stock."

Record Date; Distribution
Date.......................  The Record Date for the Distribution will be the close of business on February 17, 1998.
                             Distribution of the ASTI Shares is expected to take place on or about March 10, 1998 (the "Distribution Date"), subject to certain conditions specified in the Distribution Agreement.

Trading Market.............  Application has been made for quotation of the ASTI
                             Shares on the Nasdaq National Market under the symbol "ASTI."

Contribution by Allergan...  Prior to the Distribution, Allergan will contribute
                             $200 million in cash to ASTI in exchange for all of the shares of ASTI Common Stock outstanding prior to the Distribution. Allergan expects to borrow all or a portion of such funds from third parties. As the sole holder of ASTI's outstanding Class B Common Stock following the Distribution, Allergan will have the option to repurchase all of the outstanding ASTI Shares under specified conditions. Allergan has also granted certain technology licenses and agreed to make specified payments on sales of certain products in exchange for the payment of a technology fee by ASTI and the option to independently develop certain compounds funded by ASTI prior to the filing of an IND with respect thereto and to license any products and technology developed by ASTI.

                             The retinoid technology being licensed by Allergan to ASTI includes technology acquired by Allergan upon exercise of its option to acquire a one-half undivided interest in the assets of Allergan Ligand Retinoid Therapeutics, Inc. ("ALRT"). In September 1997, Ligand Pharmaceuticals Incorporated ("Ligand") and Allergan exercised their respective options to purchase the outstanding ALRT Callable Common Stock and a one-half undivided interest in ALRT's assets. The initial agreements between Allergan and Ligand provided for a joint research and development and joint commercialization arrangement following exercise of the buyout option. Allergan and Ligand have amended and restated their existing agreements, effective as of the option exercise closing date, so that among other things, existing ALRT compounds and research and development programs will be divided among Allergan and Ligand, and each party will receive exclusive rights to the ALRT technology for use with their respective compounds and programs. See "Reasons For the Distribution and Effects on Allergan, Inc."

ASTI Products..............  ASTI Products generally are expected to be based on retinoid and neuroprotective technologies, including Memantine and other glutamate and ion channel blockers (collectively, "Retinoid and Neuroprotective Technologies"). In addition, ASTI may fund the research and development of products licensed from third parties that complement the products to be developed by ASTI or otherwise may provide a significant commercialization opportunity for Allergan. It is anticipated that ASTI will initially develop four selected products. In addition, ASTI may pursue the research and development of other products to which it has been granted rights pursuant to the Technology License Agreement as substitutes for, or in addition to, such products (any such products together with the four initial products being the "ASTI Products"). The four initial ASTI Products, which are described more fully in the section entitled "The Business of ASTI -- The ASTI Products" below, are:

                             - Tazarotene (oral), an RAR beta gamma-selective
                               agonist being developed in oral form for the treatment of cancer, acne and psoriasis worldwide;

                             - Memantine, a glutamate blocker being developed as
                               a potential treatment to be used to halt the progression of optic nerve damage that leads to blindness in glaucoma patients and for other ocular indications in the United States;

                             - AGN 4310, an RAR antagonist/inverse agonist,
                               being developed as a topical antidote to systemic retinoid-induced mucocutaneous toxicity and for the topical treatment of psoriasis worldwide; and

                             - A compound to be selected from the RAR
                               alpha-selective agonist class of retinoid compounds for the treatment of various cancers worldwide.

                             Pursuant to the Research and Development Agreement, ASTI will fund the research and development of the ASTI Products from the date on which ALRT ceased funding (October 23, 1997) until March 31, 1998. Continuation of the research and development of any ASTI Product after March 31, 1998 will depend upon whether Allergan proposes and ASTI's independent Board of Directors accepts additional work plans and cost estimates for such ASTI Product. It is anticipated that if ASTI were to fund the continued research and development of the four initial ASTI Products through U.S. Food and Drug Administration ("FDA") review for marketing clearance, the funding of these activities, together with the Pre-Selection Work expected to be undertaken by Allergan and funded by ASTI, would require substantially all of the Available Funds. See "The Agreements and the Purchase Option -- Research and Development Agreement."

ASTI Board of Directors....  Lester J. Kaplan, Ph.D., is currently serving as the interim President and Chief Executive Officer and a Director of ASTI. Prior to the Distribution, Dr. Kaplan will resign as interim President and Chief Executive Officer and William C. Shepherd, who is not an employee or Director of Allergan, will be appointed Director, President and Chief Executive Officer of ASTI. It is expected that Mr. Shepherd will appoint Gary L. Neil, Ph.D. and Marvin E. Rosenthale, Ph.D., neither of whom is an employee or Director of Allergan, and a third individual to be identified, who will not be an employee or Director of Allergan, as additional Directors of ASTI prior to commencement of the Distribution. Dr. Kaplan will remain a Director of ASTI following the Distribution in accordance with the rights of Allergan under ASTI's Restated Certificate of Incorporation as the sole holder of the outstanding shares of ASTI Class B Common Stock.

No Fractional Shares.......  No fractional ASTI Shares will be distributed.
                             Fractional ASTI Shares will be aggregated and sold as whole ASTI Shares by ASTI's transfer agent and distribution agent for the Distribution, FCTC (the "Distribution Agent"), to provide cash to Holders in lieu of such fractional ASTI Shares.

Reasons for the
Distribution...............  Allergan is increasing its focus on leading-edge, technology-based pharmaceutical products. Through internal research and development efforts and external research and development collaborations, Allergan seeks to expand its product line with proprietary specialty pharmaceutical products that provide distinctive therapeutic and economic benefit. Allergan believes that the retinoid research and development work undertaken by ALRT to date and the research and development work it has undertaken, directly and through collaborators, in the neuroprotective area have yielded results which justify further research and development. However, a substantial amount of additional research and development effort is required to further develop Allergan's Retinoid and Neuroprotective Technologies through to their potential commercialization. Such opportunities involve significantly different risk/reward profiles as compared to Allergan's established specialty pharmaceutical business. Allergan believes that the arrangements with ASTI will significantly benefit Allergan stockholders by:

                             - separating the risks associated with researching
                               and developing pharmaceutical products based on Retinoid and Neuroprotective Technologies from those associated with Allergan's established specialty pharmaceutical business;

                             - allowing individual stockholders of Allergan to
                               increase or decrease their level of participation in the business of researching and developing pharmaceutical products based on Retinoid and Neuroprotective Technologies for commercialization by Allergan by varying their level of investment in ASTI;

                             - obtaining for Allergan the exclusive right to
                               commercialize, in the United States with respect to Memantine and worldwide with respect to any other ASTI Products, any successfully developed ASTI Product, assuming Allergan's exercise of the License Option with respect to such product or exercise of the Purchase Option, thereby making it possible for Allergan to capture a potentially greater return on the products developed with ASTI than would otherwise be possible from products developed for commercialization in conjunction with other third parties; and

                             - allowing Allergan's near-term financial results
                               to continue to reflect principally its
                               established specialty pharmaceutical business, by providing Allergan with research and development revenues from ASTI to reimburse Allergan for Research and Development Costs incurred by Allergan.

                             The foregoing potential benefits to Allergan stockholders of the arrangements with ASTI may, however, be offset by certain costs and detriments, including but not limited to the following:
                             Allergan's loss of control over research and development activities to be conducted by ASTI, which instead will be overseen by ASTI's independent Board of Directors, potential adverse effects on Allergan's future ability to borrow funds and credit rating due to the additional indebtedness to be incurred by Allergan to fund the initial $200 million cash contribution by Allergan to ASTI, the administrative costs to Allergan of the arrangement, including accounting and legal fees and costs, and the loss of income tax benefits to Allergan which may have been derived from deductions by Allergan rather than ASTI of research and development expenses attributable to projects funded by ASTI.

Research and Development
  Agreement................  ASTI and Allergan will enter into the Research and
                             Development Agreement under which Allergan will perform research and development on products recommended by Allergan and accepted by ASTI as ASTI Products. Such recommendation and acceptance may be made on a "field of use" basis. Such new product recommendation must be made no later than the date of filing of an IND with the FDA for such product.

                             It is anticipated that ASTI will initially develop four selected products which will be the initial ASTI Products. Unless ASTI agrees otherwise, all ASTI Products will be owned by ASTI or, in the case of a product or a therapeutic agent licensed from a third party, exclusively licensed to ASTI, in each case subject to the License Option. A portion of the Available Funds is expected to be used to identify potential new products within the portfolio of product candidates licensed to ASTI under the Technology License Agreement for possible research and development as ASTI Products by ASTI under the Research and Development Agreement. Compounds evaluated under this process, other than those which become ASTI Products, will be Pre-Selection Products. To the extent any Pre-Selection Product is approved for commercial sale, Allergan will make payments to ASTI based on such sales, as described below.

                             ASTI is required to spend all of the Available Funds under the Research and Development Agreement. ASTI is expected to utilize substantially all of the Available Funds to reimburse Allergan for its Research and Development Costs. Research and Development Costs will be charged in a manner consistent with industry practices, and reimbursement for all reasonable, fully-burdened costs will be recognized by Allergan as contract research and development revenue. Under the Research and Development Agreement, ASTI also may use Available Funds for licensing technology, products or therapeutic agents from third parties and for the research and development of ASTI Products with third parties; provided, however, that Allergan's consent will be required if such activities involve Allergan Technology or could affect Allergan's rights under the Allergan/ASTI Agreements or Allergan's rights as a holder of the Class B Common Stock. Subject to the foregoing, the amount and nature of work to be performed by third parties will be determined by ASTI. It is not anticipated that ASTI will undertake research and development without contracting with a third party, as ASTI is not expected to have the staffing or facilities to do so.

                             Pursuant to the Research and Development Agreement, ASTI will fund the research and development of the initial four ASTI Products beginning as of October 23, 1997 and continuing through March 31, 1998. Research and Development Costs are expected to total between $7 million and $8 million for all of the four initial ASTI Products and for Pre-Selection Work conducted during such period. Continuation of the research and development of any ASTI Product after March 31, 1998 will depend upon whether Allergan proposes, and ASTI's Board of Directors accepts, additional work plans and cost estimates for such ASTI Product. It is anticipated that if ASTI were to fund the continued research and development of the initial four ASTI Products through FDA review for marketing clearance, the funding of these activities, together with the Pre-Selection Work expected to be undertaken by Allergan and funded by ASTI, would require substantially all of the Available Funds. It is anticipated that ASTI will spend the Available Funds under the Research and Development Agreement over a period of approximately four to five years. ASTI's use of Available Funds is subject to the terms of ASTI's Restated Certificate of Incorporation and the Allergan/ASTI Agreements. All technology developed or otherwise obtained pursuant to the Research and Development Agreement ("De-veloped Technology") will be owned by Allergan, subject to ASTI's right to use Developed Technology in ASTI Products. Allergan will pay ASTI royalties with respect to products, other than ASTI Products, that use any patented Developed Technology, as described below.

                             The Research and Development Agreement will terminate upon the exercise or expiration of the Purchase Option, which will expire on the earlier of December 31, 2002 or 90 days after ASTI provides Allergan with notification that there are less than $15 million of Available Funds. However, Allergan's obligation under the Research and Development Agreement to make payments to ASTI with respect to Developed Technology Products and Pre-Selection Products will continue if the Purchase Option expires unexercised. See "The Agreements and the Purchase Option -- Research and Development Agreement."

Technology License
Agreement..................  Pursuant to the Technology License Agreement,
                             Allergan has granted to ASTI a license to use Allergan Technology solely to conduct research and development with respect to ASTI Products, and to commercialize such products, in the United States with respect to Memantine and worldwide with respect to other ASTI Products. Until a product candidate becomes an ASTI Product, Allergan will have full rights to exploit such product, subject only to its obligations to pay Developed Technology Royalties and Pre-Selection Product Payments. In exchange for the license to use existing Allergan Technology relating to the ASTI Products and Allergan's commitment to make certain payments specified under the Technology License Agreement, ASTI will pay a fee (the "Technology Fee") to Allergan and has granted Allergan the License Option and the option to independently develop Pre-Selection Products. The Technology Fee will be payable monthly over a period of four years and will be $833,333 for each of the 12 months following October 23, 1997, $558,333 per month for the following 12 months, $275,000 per month for the following 12 months and $166,667 per month for the following 12 months; provided that the Technology Fee will no longer be payable at such time as fewer than two ASTI Products are being researched or developed by ASTI and/or have been licensed by Allergan pursuant to Allergan's exercise of the License Option.

License Option.............  In exchange for Allergan's license grants pursuant to the Technology License Agreement and Allergan's commitment to make specified payments thereunder, ASTI has granted Allergan an option to acquire a license to each ASTI Product (the "License Option"), in addition to the option to independently develop Pre-Selection Products and ASTI's commitment to pay the Technology Fee. Upon exercise of the License Option, Allergan will make Product Payments to ASTI with respect to each Licensed Product. The License Option for each ASTI Product is exercisable on a country-by-country basis at any time until (i) with respect to the United States, 30 days after clearance by the FDA to commercially market such ASTI Product in the United States and (ii) with respect to any other country, 90 days after the earlier of (a) clearance by the appropriate regulatory agency to commercially market the ASTI Product in such country and (b) clearance by the FDA to market the ASTI Product in the United States. The License Option will expire, to the extent not previously exercised, 30 days after the expiration of the Purchase Option. If and to the extent the License

                             Option is exercised as to any ASTI Product (a "Licensed Product"), Allergan will acquire a perpetual, exclusive license (with the right to sublicense) to research, develop, make, have made and use the Licensed Product and to sell and have sold the Licensed Product in the country or countries as to which the License Option is exercised, subject to the obligation to make Product Payments.

Product Payments...........  Allergan will make Product Payments to ASTI with respect to each Licensed Product as follows:

                             (a) if the Licensed Product is sold by Allergan, royalties of up to a maximum of 6% of Net Sales (as defined in the Glossary) of the Licensed Product determined as follows: (i) 1% of such Net Sales, plus (ii) an additional 0.1% of such Net Sales for each full $1 million of Research and Development Costs of the Licensed Product that have been paid by ASTI; and

                             (b) if the Licensed Product is sold by a third party, sublicensing fees of up to a maximum of 50% of Sublicensing Revenues (as defined in the Glossary) with respect to such Licensed Product determined as follows: (i) 10% of such Sublicensing Revenues, plus (ii) an additional 1% of such Sublicensing Revenues for each full $1 million of Research and Development Costs of the Licensed Product paid by ASTI.

                             Because the marketing expenses associated with newly introduced products during the first few years after launch are generally significantly higher than those for established products, the License Option provides that the Product Payments described above will be capped at 3% of Net Sales, on a quarterly basis, for the first twelve calendar quarters during which the Licensed Product is commercially sold in the first Major Market Country. Subject to Allergan's Product Payment buy-out option described below, Product Payments will be payable, with respect to all countries for which the License Option has been exercised, until 10 years after the first commercial sale of the Licensed Product in the first Major Market Country in which such product is commercially sold. To the extent Allergan does not exercise the License Option with respect to any ASTI Product, ASTI will retain the rights to research, develop and commercialize such ASTI Product.

Developed Technology
  Royalties................  Allergan will pay ASTI Developed Technology
                             Royalties, on a country-by-country basis, equal to the sum of (i) 1% of Net Sales in the relevant country plus (ii) 10% of any Sublicensing Revenues with respect to any product that, in each case, is not an ASTI Product and is (a) covered at the time of sale in a country by one or more unexpired patents issued in such country that are included in Developed Technology and (b) with respect to which Allergan receives any consideration (a "Developed Technology Product"). Developed Technology Royalties will be payable with respect to a Developed Technology Product in any country until expiration of the last to expire of the relevant patent or patents.

Pre-Selection Product
  Payments.................  Allergan will make Pre-Selection Product Payments to ASTI equal to the sum of (i) 1% of Net Sales and
                             (ii) 10% of any Sublicensing Revenues with respect to each Pre-Selection Product. Pre-Selection Product Payments will be payable until seven years after such Pre-

                             Selection Product is commercially sold in the first Major Market Country, subject to Allergan's payment buy-out option. A product may be both a Pre-Selection Product and a Developed Technology Product; however, in such a case the payment due for any period for such product will be limited to the sum of (i) 1% of Net Sales and (ii) 10% of any Sublicensing Revenues with respect to such product.

Product Payment Buy-Out
  Options..................  Allergan has the option to buy out ASTI's right to receive Product Payments for any Licensed Product, Developed Technology Royalties for any Developed Technology Product, and Pre-Selection Product Payments for any Pre-Selection Product, in each case, on a country-by-country or global basis. A country-by-country buy-out option may be exercised for any Licensed Product, Developed Technology Product or Pre-Selection Product in any country at any time after the end of the twelfth calendar quarter during which the product was commercially sold in such country. The buy-out price will be 15 times the payments made by or due from Allergan to ASTI with respect to sales of such product in such country for the four calendar quarters immediately preceding the quarter in which the buy-out option is exercised (plus, in the case of a Licensed Product, 15 times such additional Product Payments as would have been made for such period but for the 3% limits described above). The global buyout option may be exercised for any Licensed Product, Developed Technology Product or Pre-Selection Product at any time after the end of the twelfth calendar quarter during which the product was commercially sold in either the United States or two other Major Market Countries. The global buy-out price will be (i) 20 times (a) the payments made by or due from Allergan to ASTI for the relevant product, plus (b) such payments as would have been made by or due from Allergan to ASTI if Allergan had not exercised any country-specific buy-out option with respect to such product, plus
                             (c) such additional Product Payments, in the case of a Licensed Product, as would have been made but for the 3% limits described above, in each case for the four calendar quarters immediately preceding the quarter in which the global buy-out option is exercised, less (ii) any amounts previously paid as the result of the exercise of any country-specific buy-out option with respect to such product. The global buy-out option with respect to any Licensed Product may be exercised only with respect to countries as to which Allergan has exercised the License Option.

Purchase Option............  Pursuant to ASTI's Restated Certificate of
                             Incorporation and Allergan's rights as the sole holder of the ASTI Class B Common Stock outstanding after the Distribution, Allergan has the right to purchase all (but not less than all) of the outstanding ASTI Shares (the "Purchase Option"). The Purchase Option will be exercisable by written notice to ASTI at any time during the period beginning immediately after the Distribution and ending on December 31, 2002; provided that such date will be extended for successive six month periods if, as of any June 30 or December 31 beginning with June 30, 2001, ASTI has not paid or accrued expenses for at least 95% of all Available Funds pursuant to the Research and Development Agreement. The Purchase Option will in any case terminate on the 90th day after the date (the "Statement Date") on which Allergan receives notice that the amount of cash and marketable securities held by ASTI is less than $15 million. If the Purchase Option is exercised, the exercise price (the "Purchase Option Exercise Price") will be the greatest of:

                             (a) (i) 25 times the aggregate of (a) all worldwide
                                 payments made by and all worldwide payments due to be made by Allergan to ASTI with respect to all Licensed Products, Developed Technology Products and Pre-Selection Products for the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised (the "Base Period") and (b) all payments that would have been made and all payments due to be made by Allergan to ASTI during the Base Period if Allergan had not previously exercised its payment buy-out option with respect to any product; provided, however, that for the purposes of the foregoing calculation, for any product which has not been commercially sold during each of the four calendar quarters in the Base Period, Allergan will be deemed to have made Product Payments, Developed Technology Royalties and Pre-Selection Product Payments to ASTI for each such quarter equal to the average of the payments made during each of such calendar quarters during which such product was commercially sold less (ii) any amounts previously paid to exercise any payment buy-out option for any product;

                             (b) the fair market value of 500,000 shares of
                                 Allergan Common Stock;

                             (c) $250 million less the aggregate amount of all
                                 Technology Fee payments and Research and Development Costs paid or incurred by ASTI as of the date the Purchase Option is exercised; and

                             (d) $60 million.

                             In each case, the amount payable as the Purchase Option Exercise Price will be reduced to the extent, if any, that ASTI's liabilities at the time of exercise (other than liabilities under the Research and Development Agreement, the Services Agreement and the Technology License Agreement) exceed ASTI's cash and cash equivalents, and short-term and long-term investments (excluding the amount of Available Funds remaining at such time). Allergan must pay the Purchase Option Exercise Price in cash.

                             Under ASTI's Restated Certificate of Incorporation, ASTI is prohibited from taking or permitting any action inconsistent with, or which would in any way alter, Allergan's rights under the Purchase Option. In addition, until the expiration of the Purchase Option, ASTI may not, without the consent of Allergan as the sole holder of the ASTI Class B Common Stock, merge, liquidate, sell any substantial assets, or amend its Restated Certificate of Incorporation to alter the Purchase Option, ASTI's authorized capitalization, or certain provisions of the Restated Certificate of Incorporation governing ASTI's Board of Directors.

Federal Income Tax
  Considerations...........  It is expected that the Distribution will be taxable to each Holder in the amount of the fair market value of the ASTI Shares distributed to such Holder. No later than February 2, 1999, Allergan will issue to each Holder an IRS Form 1099-DIV reflecting the fair market value of the ASTI Shares distributed to such Holder; the Holder's basis (for income tax purposes) in the distributed ASTI Shares will be such fair market value. If Allergan were to exercise the Purchase Option, a Holder would have a taxable gain or loss equal to the difference between the value of the consideration received from Allergan in such exercise and the

                             Holder's basis in the ASTI Shares. The
                             Distribution, any subsequent sale of ASTI Shares, and the exercise or expiration of the Purchase Option may have other federal income tax consequences to Holders. See "Certain Federal Income Tax Considerations."

                             HOLDERS ARE URGED TO CONSULT THEIR OWN TAX
                             ADVISORS.

Risk Factors...............  Ownership of ASTI Shares involves a high degree of investment risk. The risk factors listed below should be considered carefully in evaluating the ownership of ASTI Shares. See "Risk Factors."

                             - ASTI is a newly formed company.

                             - There can be no assurance of the successful
                               research, development, manufacturing or marketing of ASTI Products.

                             - There can be no assurance that ASTI will have
                               sufficient funds to complete the research and development of any or all of the ASTI Products.

                             - ASTI and Allergan will face competition from
                               others with greater resources and experience. The fundamental technology underlying retinoids licensed to ASTI is also cross-licensed to Ligand and therefore competition from similar activities by Ligand and its collaborators in retinoids is likely.

                             - There can be no assurance that necessary
                               regulatory approvals and clearances, including pricing approvals, will be obtained.

                             - There can be no assurance of the exercise of the
                               Purchase Option or the License Option for any ASTI Product.

                             - There can be no assurance that ASTI or Allergan
                               will effectively commercialize any ASTI Products for which regulatory clearance is obtained.

                             - There can be no assurance that Allergan's
                               personnel and facilities will be adequate for the performance of its duties to ASTI under the Research and Development Agreement.

                             - There can be no assurance that therapeutic
                               agents, technologies, patents or products can be licensed by ASTI or Allergan, if such licenses are necessary.

                             - There can be no assurance of patent protection
                               for ASTI Products or that such products will not infringe the patents or proprietary rights of third parties.

                             - The Allergan/ASTI Agreements and Allergan's
                               rights as holder of the ASTI Class B Common Stock may restrain ASTI from taking certain actions, including actions with third parties, and may limit the ability of ASTI to raise additional capital.

                             - The terms of the Allergan/ASTI Agreements were
                               not negotiated at arm's length.

                             - There may be conflicts of interest between ASTI
                               and Allergan due to Allergan's ability to develop and market for its own account products that compete directly with ASTI Products.

                             - The fifth member of the ASTI Board of Directors
                               after the Distribution, other than Lester J.
                               Kaplan, Ph.D., William C. Shepherd, Gary L. Neil, Ph.D. and Marvin E. Rosenthale, Ph.D., has not been identified, and none of the initial Directors of ASTI will have been selected by the holders of the ASTI Shares.

                             - There can be no assurance of a trading market
                               for, or of the trading value of, the ASTI Shares.

Principal Offices..........  ASTI's principal offices are located at 2525 Dupont
                             Drive, Irvine,
                             CA 92612, telephone (714) 246-6301.

Reasons for Furnishing this
  Prospectus...............  This Prospectus is being furnished solely to provide information for Holders, each of whom will receive ASTI Shares in the Distribution. It is not to be construed as an inducement or encouragement to buy or sell any securities of ASTI or Allergan. The information contained herein is provided as of the date of this Prospectus unless otherwise indicated. ASTI will not update the information contained in this Prospectus except in the normal course of its public disclosure practices.

                                    GLOSSARY

Allergan/ASTI Agreements...  The Distribution Agreement, the Research and
                             Development Agreement, the Technology License Agreement, the License Option Agreement, the Services Agreement and the Purchase Option, collectively.

Allergan Technology........  All proprietary technology, whether patented or unpatented, owned by, licensed to or controlled by Allergan and related to the Retinoid and Neuroprotective Technologies, which Allergan has the right to license or sublicense, including technology and data relating to the ASTI Products and Developed Technology, and any additional technology which Allergan chooses to designate as Allergan Technology. Allergan Technology excludes, and ASTI will have no rights with respect to, any topical formulation of Tazarotene. Allergan is currently marketing a topical formulation of Tazarotene for the treatment of psoriasis and acne in the United States under the brand name "Tazorac" and outside of the United States under the brand name "Zorac." Allergan Technology also excludes, and ASTI will have no rights with respect to, proprietary technology related to the research, development, manufacture, sale and other use of Memantine outside of the United States. These rights will be retained by an overseas affiliate of Allergan.

ALRT.......................  Allergan Ligand Retinoid Therapeutics, Inc., a
                             Delaware corporation.

ASTI Product...............  Any dosage form of a compound which is the subject of research and development as a potential human pharmaceutical product which has been recommended by Allergan and accepted by ASTI's independent Board of Directors for such research and development as such under the Research and Development Agreement. Such recommendations may be made on a Field of Use basis. Research to identify and select product candidates may be performed by ASTI or Allergan. Such potential product candidates will be Pre-Selection Products until and unless they become ASTI Products.

Available Funds............  All of the funds contributed to ASTI by Allergan, plus any investment income earned thereon, less (i) Research and Development Costs, (ii) ASTI's administrative expenses and (iii) the Technology Fee payments.

Developed Technology.......  Any technology developed or otherwise obtained by
                             ASTI pursuant to the Research and Development Agreement.

Developed Technology
Product....................  Any product, other than an ASTI Product, (i)
                             covered at the time of sale in a country by one or more unexpired patents issued in such country that are included in Developed Technology and (ii) with respect to which Allergan receives any consideration.

Developed Technology
  Royalties................  The payments made by Allergan to ASTI with respect to Net Sales of Developed Technology Products.

Distribution...............  Allergan's distribution of all of the outstanding
                             ASTI Shares to the Holders.

Distribution Date..........  March 10, 1998, the date of commencement of the
                             Distribution.

Distribution Agreement.....  The agreement between Allergan and ASTI relating to the terms and conditions of the Distribution.

Field of Use...............  A particular disease state or set of related disease states (e.g., "cancer," "diabetes,"
                             "non-insulin dependent diabetes"). A license or an ASTI Product may be limited to a particular field of use.

Holders....................  The holders of record, on the Record Date, of
                             Allergan Common Stock.

License Option.............  The option granted by ASTI to Allergan to acquire a license to each ASTI Product, exercisable on a product-by-product and country-by-country basis.

License Option Agreement...  The agreement between Allergan and ASTI granting the License Option.

Licensed Product...........  An ASTI Product as to which the License Option has been exercised by Allergan.

Major Market Country.......  Any one of the following countries: the United
                             States, France, Germany, Italy, Japan or the United Kingdom.

Net Sales..................  The total amount invoiced on sales of a Licensed
                             Product, Developed Technology Product or
                             Pre-Selection Product by Allergan (or its affiliates) to unrelated third parties such as wholesalers, hospitals and others, in bona fide arm's-length transactions, less allowances as customarily determined under Allergan's accounting policies.

Pre-Selection Work.........  Research and pre-clinical development work undertaken in order to determine the suitability of lead compounds and product candidates for research and development. Any such compounds or product candidates recommended by Allergan and accepted by ASTI for research and development will become ASTI Products. Such recommendation must be made no later than the date of filing of an IND with the FDA with respect to such compounds or product candidates.

Pre-Selection Product......  A product, other than one which becomes an ASTI
                             Product, for which ASTI funds Pre-Selection Work.

Pre-Selection Product
  Payments.................  The payments to be made by Allergan to ASTI with respect to worldwide Net Sales of Pre-Selection Products.

Product Payment Buy-Out
  Options..................  Allergan's option to buy out ASTI's right to receive Product Payments for any Licensed Product, Developed Technology Royalties for any Developed Technology Product and Pre-Selection Product Payments for any Pre-Selection Product, in each case, on a country-by-country or global basis.

Product Payments...........  Payments to be made by Allergan to ASTI with respect to Net Sales of Licensed Products and Sublicensing Revenues with respect to Licensed Products.

Purchase Option............  The option of Allergan to purchase all (but not less than all) of the outstanding ASTI Shares.

Purchase Option Exercise
  Price....................  The amount payable by Allergan to exercise the
                             Purchase Option.

Record Date................  February 17, 1998, the date as of which holders of record of Allergan Common Stock will be eligible to receive ASTI Shares in the Distribution.

Research and Development
  Agreement................  The agreement between Allergan and ASTI providing for the research and development of potential human pharmaceutical products and conducting related activities.

Research and Development
  Costs....................  The fully-burdened cost of activities undertaken pursuant to the Research and Development Agreement.

Services Agreement.........  The agreement between Allergan and ASTI pursuant to which Allergan has agreed to provide ASTI with administrative services on a fully-burdened cost reimbursement basis.

Specialty Royalty
Payments...................  Front-end distribution fees, prepaid royalties or similar one-time, infrequent or special payments from a sublicensee to Allergan with respect to a Licensed Product, a Developed Technology Product or a Pre-Selection Product.

Sublicensing Revenues......  Percentage-of-sales payments and Special Royalty
                             Payments received by Allergan from sublicensees with respect to a Licensed Product, a Developed Technology Product or a Pre-Selection Product.

Technology Fee.............  The payments to be made by ASTI to Allergan which, together with the License Option and Allergan's option to independently develop Pre-Selection Products, are made in exchange for Allergan granting ASTI a license to use existing Allergan Technology relating to ASTI Products and Allergan's commitment to make specified payments on sales of certain products.

Technology License
Agreement..................  The agreement between Allergan and ASTI pursuant to which Allergan has granted to ASTI a license to use Allergan Technology solely to conduct research and development and related activities with respect to ASTI Products, and to commercialize ASTI Products, in the United States with respect to Memantine and worldwide with respect to any other ASTI Product, together with the commitment to make specified payments on sales of certain products, in exchange for the Technology Fee, the License Option and the option to independently develop Pre-Selection Products.

                                  RISK FACTORS

     The following factors, in addition to the other information set forth in this Prospectus, should be considered carefully in evaluating ownership of ASTI Shares.

NEW COMPANY

     ASTI is a newly formed company and is subject to the risks inherent in the establishment of a new business enterprise in the biotechnology industry. ASTI will incur substantial losses for several years due to the long-term nature of the research and development of pharmaceutical products through clinical testing and the regulatory process, which losses may never be recovered. See "Business of ASTI."

NO ASSURANCE OF CONTINUED RESEARCH OR DEVELOPMENT OF ASTI PRODUCTS

     There can be no assurance that the independent ASTI Board of Directors will approve the continued funding of the research and development of the four initial ASTI Products, or that any ASTI Products can be successfully researched, developed and/or commercialized within the anticipated cost estimates or time frames, if at all. Certain of the ASTI Products are at critical stages of research and development, and technical and clinical outcomes are impossible to predict. Because of the long-range nature of any pharmaceutical product research and development plan, research and development of a particular product or products could accelerate, slow down or be discontinued, and other unforeseen events could occur, all of which would significantly affect the timing and amount of ASTI's expenditures on a particular product, or in total. As a result, estimates of costs and timing of research and development programs and for the use of Available Funds may not be accurate. There can be no assurance that Allergan will recommend, or that ASTI will approve, additional products for research and development as ASTI Products beyond the four initial ASTI Products.

     Although ASTI has received from Allergan a license to use Allergan Technology for the purpose of researching, developing and commercializing ASTI Products, some or all of the ASTI Products may require new technologies or enhancements or modifications to existing Allergan Technology, and there can be no assurance that such technology can or will be successfully developed or acquired. Even if appropriate technology is available or developed, there can be no assurance that such ASTI Products will be successfully researched or developed (or be researched or developed in a timely fashion) or be proven to be safe and efficacious in clinical trials.

NEED FOR REGULATORY CLEARANCE

     All ASTI Products, Developed Technology Products and Pre-Selection Products will require FDA clearance before such products may be lawfully marketed in the United States. Applications for FDA clearance must be based on costly and extensive clinical trials designed to demonstrate safety and efficacy. Clearance to market such products will also be required from corresponding regulatory authorities in foreign countries before such products may be marketed in those countries. Such clearance often involves pricing and reimbursement approvals in addition to clearance based on safety and efficacy. Delay in obtaining FDA and/or foreign regulatory clearance or pricing or reimbursement approvals for any such product may have a material adverse effect on the commercial success of such product. There can be no assurance that the necessary regulatory clearances and approvals will be obtained in a timely fashion or, if obtained, that such clearances and approvals will not be revoked or withdrawn.

NO ASSURANCE OF SUFFICIENCY OF FUNDS OR AVAILABILITY OF ADDITIONAL FUNDS

     Prior to the Distribution, Allergan will contribute $200 million in cash to ASTI in exchange for all of the shares of ASTI Common Stock outstanding prior to the Distribution. Allergan has no obligation to contribute additional funds to ASTI, and has no present intention to do so. It is anticipated that if ASTI were to fund the continued research and development of the initial four ASTI Products through FDA review for marketing clearance, the funding of these activities, together with any Pre-Selection Work undertaken by Allergan and/ or ASTI and funded by ASTI, would require substantially all of the Available Funds. There can be no assurance that ASTI will have sufficient funds to complete the research and development of any or all of the ASTI Products, including the four initial ASTI Products.

     Allergan's rights under the Allergan/ASTI Agreements may limit ASTI's ability to raise funds, or may prevent ASTI from doing so, if ASTI needs additional funds to continue or complete research and development of any ASTI Product. If ASTI were to attempt to raise funds following the expiration of the Purchase Option, ASTI would have very little cash, few assets and an undeterminable number of products under research and development. Allergan would at that time have the unilateral option to license any or all ASTI Products for such countries for which Allergan's License Option had not previously expired. Third parties might therefore be reluctant to lend money to ASTI, or to invest in ASTI.

NO ASSURANCE OF SUCCESSFUL MANUFACTURING OR MARKETING

     Even if ASTI Products are developed and receive necessary regulatory clearances and approvals, there can be no assurance that the ASTI Products will be successfully manufactured for clinical trials or successfully manufactured or marketed for commercial sale. To be successfully marketed, any ASTI Product must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Any significant delays in the completion of validation and licensing of expanded or new facilities could have a material adverse effect on the ability to continue clinical trials of and ultimately to market ASTI Products on a timely and profitable basis. If Allergan does not exercise its License Option for an ASTI Product (and does not exercise the Purchase Option), ASTI will have to make alternative arrangements for manufacturing that ASTI Product, and there can be no assurance that ASTI will be able to do so.

     If Allergan exercises its License Option for any ASTI Product, Allergan may need to develop and/or expand its marketing capabilities to commercialize such Licensed Product effectively. If Allergan exercises its License Option for any ASTI Product, and does not at the time the product is to be commercialized have a sales force in the relevant country or countries, Allergan will need to arrange for marketing by third parties outside of the United States and, if the product is not within Allergan's target markets at such time, within the United States. If Allergan does not exercise its License Option for an ASTI Product (and does not exercise the Purchase Option), ASTI will need to find other means to commercialize that ASTI Product not involving Allergan, and there can be no assurance that ASTI will be able to do so.

     At the present time, ASTI does not have, nor, through the development stage of the ASTI Products, does it expect to develop, any manufacturing or marketing capability. If ASTI decides to manufacture or market one or more ASTI Products itself, ASTI will need substantial additional funds. There is no assurance that additional funds will be available, or will be available on attractive terms, and Allergan has no obligation to supply any additional funds to ASTI. In addition, ASTI may not use Available Funds for this purpose without Allergan's consent.

     If either Allergan or ASTI seeks a third party to manufacture or market an ASTI Product, there can be no assurance that satisfactory arrangements can be successfully negotiated or that any such arrangements will be on commercial terms acceptable to Allergan or ASTI. In addition, even if ASTI decides to license any ASTI Product to a third party, agreements with that third party, if available, may be on terms less favorable to ASTI than the terms of the Allergan/ASTI Agreements.

     Even if acceptable manufacturing and marketing resources are available, there can be no assurance that any ASTI Products will be accepted in the marketplace. There can be no assurance that there will be adequate reimbursement by health insurance companies or other third party payors for any ASTI Products that are marketed.

NO ASSURANCE OF EXERCISE OF ALLERGAN'S OPTIONS

     Allergan is not obligated to exercise the License Option for any ASTI Product or to exercise the Purchase Option, and Allergan will exercise any such option only if it is in Allergan's best interest to do so. The timing of the exercise of the Purchase Option is within Allergan's sole discretion, and Allergan may choose to exercise the Purchase Option at a time when the Purchase Option Exercise Price is as low as possible. Because the contractual relationship between Allergan and ASTI contemplates that Allergan will perform research and development activities on behalf of ASTI, in the event of Allergan's failure to exercise the Purchase Option, ASTI would be required to seek alternative research and development facilities, either independently or with a third party. There can be no assurance that ASTI would be able to obtain access to adequate research and development facilities in such event on a timely basis, on acceptable terms, or at all. The timing of the exercise of the License Option with respect to any Licensed Product is also within Allergan's sole discretion, and thereafter research, development and funding of any such product will be controlled by Allergan.

RELIANCE ON PROPRIETARY TECHNOLOGIES; UNPREDICTABILITY OF PATENT PROTECTION

     Patent protection generally has been important in the pharmaceutical industry. Therefore, ASTI's financial success may depend in part upon Allergan obtaining strong patent protection for the technologies incorporated in ASTI Products. Allergan will determine which patent applications to pursue, and the expense of obtaining and maintaining patents covering Developed Technology will be shared equally by Allergan and ASTI during the term of the Research and Development Agreement. However, there can be no assurance that patents will be issued covering any products, or that any existing patents or patents issued in the future will be of commercial benefit. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and there can be no assurance that any such patents will not be successfully challenged in the future. If Allergan is unsuccessful in obtaining or preserving patent protection, or if any products rely on unpatented proprietary technology, there can be no assurance that others will not commercialize products substantially identical to such products.

     Patents have been issued to third parties covering various therapeutic agents, products and technologies. There can be no assurance that any ASTI Products, Developed Technology Products or Pre-Selection Products will not infringe patents held by third parties. In such event, licenses from such third parties would be required, or their patents would have to be designed around. There can be no assurance that such licenses would be available or that they would be available on commercially attractive terms, or that any necessary redesign could be successfully completed.

     Allergan licenses certain intellectual property from third parties which it will sublicense to ASTI pursuant to the Technology License Agreement. Specifically, Allergan has licensed certain rights to its retinoid technology from ALRT and certain rights to the technology underlying Memantine from Children's Medical Center Corporation and Merz + Co. GmbH & Co. ("Merz"). Under the terms of certain of its license agreements, Allergan may be obligated to exercise diligence and make certain royalty and milestone payments as well as incur costs related to filing and prosecuting the underlying patents. Each agreement is terminable by either party upon notice if the other party defaults in its obligations. Should Allergan default under any of its agreements, Allergan and therefore ASTI may lose its right to market and sell products based upon such licensed technology. In addition, there can be no assurance that Allergan's licensors will meet their obligations to Allergan pursuant to such licenses. In such event, ASTI's results of operations and business prospects would be materially and adversely affected. See "The Business of ASTI -- The ASTI Products."

COMPETITION

     ASTI Products, Developed Technology Products and Pre-Selection Products are likely to face competition from other therapies for the same indications. Competitors potentially include any of the world's pharmaceutical and biotechnology companies. Many pharmaceutical companies have greater financial resources, technical staffs and manufacturing and marketing capabilities than Allergan or ASTI. A number of companies have developed and are developing competing technologies and products. To the extent that ASTI Products, Developed Technology Products and Pre-Selection Products incorporate therapeutic agents that are off-patent or therapeutic agents marketed by multiple companies, such products will face more competition than products incorporating proprietary therapeutic agents.

     The fundamental technology underlying retinoids licensed to ASTI is also cross-licensed to Ligand and therefore competition from similar activities by Ligand and its collaborators in retinoids is likely. In addition, pursuant to the agreement between Allergan and Ligand, each party has been granted non-exclusive rights to use the ALRT technology with respect to any unsynthesized compounds, provided that such license will become exclusive with respect to any compound with respect to which an IND is filed with and accepted by the FDA. Accordingly, no assurance can be given that Ligand will not be the first party to file an IND with respect to any retinoid compound under research by ASTI, thereby preventing ASTI and Allergan from undertaking any further research, development or commercialization with respect to such compound.

POTENTIAL CONFLICTS OF INTEREST BETWEEN ALLERGAN AND ASTI

     Because Allergan may develop and/or market products (including Developed Technology Products and Pre-Selection Products) for its own account, independent of ASTI, that compete directly with ASTI Products, Allergan and ASTI may have conflicting interests with respect to certain products and/or certain markets. In addition, ASTI Products, Developed Technology Products and Pre-Selection Products may compete with one another. Allergan Technology excludes, and ASTI will have no rights with respect to, any topical formulation of Tazarotene. Allergan is currently marketing a topical formulation of Tazarotene for the treatment of psoriasis and acne in the United States under the brand name "Tazorac" and outside of the United States under the brand name "Zorac."

DEPENDENCE ON ALLERGAN FOR PERSONNEL AND FACILITIES

     ASTI will depend substantially on Allergan for research and development activities to be performed under the Research and Development Agreement. Although ASTI may perform directly, or engage other third parties to perform on its behalf, some of these activities, it is likely that Allergan will be responsible for executing substantially all of ASTI's research and development activities. While Allergan believes that its current and planned personnel and facilities will be adequate for the performance of its duties under the Research and Development Agreement, such personnel will perform services in the same facilities for Allergan itself. Subject to Allergan's obligation to use diligent efforts under the Research and Development Agreement, Allergan may allocate its personnel and facilities as it deems appropriate. Allergan's own research and development activities may restrict the resources that otherwise would be available for performing Allergan's duties under the Research and Development Agreement. See "The Agreements and the Purchase Option -- Research and Development Agreement."

RELATIONSHIP BETWEEN ASTI AND ALLERGAN MAY LIMIT ASTI'S ACTIVITIES AND MARKET VALUE

     The terms of the Allergan/ASTI Agreements and ASTI's Restated Certificate of Incorporation were not determined on an arm's-length basis and certain terms may limit ASTI's activities and its market value.

     ASTI's Restated Certificate of Incorporation prohibits ASTI from taking or permitting any action that might impair Allergan's rights under the Purchase Option. Prior to the expiration of the Purchase Option, ASTI may not, without the consent of the holders of ASTI Class B Common Stock, merge or liquidate, or sell, lease, exchange, transfer or dispose of any substantial assets, or amend its Restated Certificate of Incorporation to alter the Purchase Option, ASTI's authorized capitalization, or the provisions of the Restated Certificate of Incorporation governing ASTI's Board of Directors. Because Allergan will hold all of the outstanding Class B Common Stock following the Distribution, Allergan will be able to influence significantly or control the outcome of any of the foregoing actions requiring approval by the Class B stockholders of ASTI. The ability of Allergan to significantly influence or control such matters, together with the provisions of ASTI's Restated Certificate of Incorporation eliminating the right of the ASTI stockholders to call special meetings of stockholders, could affect the liquidity of the ASTI Shares and have an adverse effect on the price of the ASTI Shares, and may have the effect of delaying or preventing a change in control of ASTI, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. Neither the terms of the ASTI/Allergan Agreements nor ASTI's Restated Certificate of Incorporation prohibit Allergan from transferring its ASTI Class B Common Stock. The special rights accorded to the holder or holders of the ASTI Class B Common Stock will expire upon expiration of the Purchase Option. See "The Agreements and The Purchase Option--Purchase Option" and "Description of ASTI Capital Stock."

     So long as the Purchase Option is exercisable, the market value of the ASTI Shares will be limited by the Purchase Option Exercise Price. The Purchase Option Exercise Price was determined by Allergan, giving consideration to the structure of the Distribution, ASTI's planned business, the Allergan/ASTI Agreements, advice given by Merrill Lynch, and such other factors as Allergan deemed appropriate. The Purchase Option Exercise Price was not determined on an arm's-length basis.

     The existence of the Purchase Option and Allergan's rights as holder of the ASTI Class B Common Stock may inhibit ASTI's ability to raise capital. Additional capital raised by ASTI, if any, would most likely reduce the per share proceeds available to holders of ASTI Shares if the Purchase Option were exercised. The existence of the Purchase Option and Allergan's rights as the holder of the ASTI Class B Common Stock may inhibit a change of control and may make an investment in ASTI Shares less attractive to certain potential stockholders, which could adversely affect the liquidity and market value of ASTI Shares.

     If Allergan exercises its License Option for any ASTI Product, Allergan will have the right to commercialize the product with third parties on such terms as Allergan deems appropriate. In such event, payments from Allergan to ASTI with respect to the ASTI Product will be based solely on Sublicensing Revenues received from such third parties.

DIRECTORS NOT INITIALLY ELECTED BY STOCKHOLDERS

     Lester J. Kaplan, Ph.D., is currently serving as the interim President and Chief Executive Officer and a Director of ASTI. Prior to the Distribution, Dr. Kaplan will resign as interim President and Chief Executive Officer and William
C. Shepherd will be appointed a Director, President and Chief Executive Officer of ASTI. It is expected that Mr. Shepherd will appoint Gary L. Neil, Ph.D. and Marvin E. Rosenthale, Ph.D., neither of whom is an employee or Director of Allergan, and a third individual to be identified, who will not be an employee or Director of Allergan, as additional Directors of ASTI prior to commencement of the Distribution. Dr. Kaplan will remain a Director of ASTI following the Distribution in accordance with the rights of Allergan under ASTI's Restated Certificate of Incorporation as the sole holder of the outstanding shares of ASTI Class B Common Stock. Therefore, at present, one of the Directors expected to be appointed upon the Distribution is unknown. In addition, the Directors will not have been elected by the stockholders, and the holders of the ASTI Shares will not have the opportunity to elect any members of the full Board of Directors until the first annual meeting of stockholders following the Distribution.

LIMITATION ON ASTI'S ABILITY TO LICENSE PRODUCTS TO THIRD PARTIES

     ASTI has granted Allergan the License Option, which is exercisable on a product-by-product and country-by-country basis. During the term of the License Option for each ASTI Product, ASTI will not be able to license such ASTI Product to any party other than Allergan. Furthermore, ASTI may perform research with respect to product candidates which become ASTI Products only if recommended by Allergan and accepted by ASTI. In particular, it is expected that Allergan will perform Pre-Selection Work with respect to various product candidates. If such product candidates do not become ASTI Products, ASTI will have no rights with respect thereto except the right to receive limited royalties from Allergan on commercial sales of such products, if any.

NO ASSURANCE OF TRADING VALUE OR MARKET FOR ASTI SHARES

     There can be no assurance there will be an active trading market for the ASTI Shares.

POSSIBLE DILUTION; REDUCTION OF PER SHARE PURCHASE OPTION EXERCISE PRICE

     All ASTI Shares issued by ASTI after the Distribution will be subject to the Purchase Option, and the Purchase Option Exercise Price will not increase as a result of any such issuance. Accordingly, if additional ASTI Shares were to be issued, the percentage of the Purchase Option Exercise Price payable with respect to each ASTI Share in the event Allergan exercises the Purchase Option would be reduced. Liabilities, including any debt issued by ASTI, but excluding any accounts payable to Allergan, will reduce the Purchase Option Exercise Price to the extent that such liabilities exceed ASTI's cash, cash equivalents, and short-term and long-term investments (excluding Available Funds), unless repaid or discharged by ASTI prior to exercise of the Purchase Option.

NO DIVIDENDS

     ASTI's Restated Certificate of Incorporation prohibits the payment of dividends from Available Funds.

                                THE DISTRIBUTION

     The Board of Directors of Allergan has declared a distribution, payable to Holders, of one ASTI Share for every 20 shares of Allergan Common Stock owned by such Holder on the Record Date. As a result of the Distribution, all of the then outstanding ASTI Shares will be distributed to the Holders. After the Distribution, Allergan will hold all of the authorized shares of ASTI Class B Common Stock. See "Description of ASTI Capital Stock."

     Subject to certain conditions set forth in the Distribution Agreement, Allergan will effect the Distribution (expected to be on or about March 10, 1998) by delivering all of the ASTI Shares to the Distribution Agent. Commencing on or about the Distribution Date, the Distribution Agent will begin mailing account statements reflecting ownership of ASTI Shares to the Holders. ASTI stockholders may request stock certificates from the Distribution Agent.

     No fractional shares will be issued as part of the Distribution. The Distribution Agent will aggregate undistributed fractional shares and sell such shares at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to such person's proportionate share of the net proceeds of the sale of such aggregated shares.

     No Holder will be required to pay any cash or other consideration for the ASTI Shares to receive shares in the Distribution. However, income taxes are likely to be payable by Holders. See "Certain Federal Income Tax
Considerations."

     The general terms and conditions of the Distribution and the arrangements between Allergan and ASTI are set forth in the Allergan/ASTI Agreements. See "The Agreements and the Purchase Option." The Distribution Agreement conditions the Distribution on, among other things, the absence of material adverse changes to Allergan or ASTI.

     Stockholders of Allergan with inquiries regarding the Distribution should contact Allergan, Inc., Corporate and Investor Relations, 2525 Dupont Drive, Irvine, California 92612; telephone (714) 246-6301.

                              ASTI CAPITALIZATION

     The following table sets forth the capitalization and certain other balance sheet data of ASTI as of November 18, 1997, as adjusted to give effect to the contribution by Allergan of $200 million to ASTI, the filing of the Restated Certificate of Incorporation of ASTI and the issuance to Allergan of ASTI Shares prior to the Distribution. The data set forth below should be read in conjunction with the Financial Statements and related Notes included elsewhere in this Prospectus.

                                                                           AS ADJUSTED AS OF
                                                                             NOVEMBER 18,
                                                                                1997(1)
                                                                           -----------------
    Cash.................................................................    $ 200,000,000
                                                                              ============
    Stockholders' equity:
      Class A Common Stock, $.01 par value; 6,000,000 shares authorized;
         3,262,400 shares outstanding as adjusted........................    $      32,624
      Class B Common Stock, $1.00 par value; 1,000 shares authorized;
         1,000 shares outstanding as adjusted(2).........................            1,000
      Additional paid-in capital.........................................      199,966,376
                                                                              ------------
              Total stockholders' equity.................................    $ 200,000,000
                                                                              ============

---------------

(1) See notes (a), (b) and (c) to Pro Forma Balance Sheet on Page F-5 for a description of the pro forma adjustments reflected in the adjusted balances.

(2) All shares of Class B Common Stock, as adjusted, are held by Allergan.

           REASONS FOR THE DISTRIBUTION AND EFFECTS ON ALLERGAN, INC.

     Allergan is a leading provider of specialty pharmaceutical products throughout the world with niche products in the movement disorder, dermatological, ophthalmic surgical device, eye care pharmaceutical and the over-the-counter contact lens care markets. Allergan had 1996 net sales of $1.1 billion and net income of $77.1 million. Adjusting for a one-time charge, its 1996 net income was $132.1 million. At September 30, 1997, Allergan's stockholders' equity was $795.5 million.

     Allergan is increasing its focus on leading-edge, technology-based pharmaceutical products. Through internal research and development efforts and external research and development collaborations, Allergan seeks to expand its product line with proprietary specialty pharmaceutical products that provide distinctive therapeutic and economic benefit. Allergan's research and development efforts to date have yielded many potential product opportunities. Such opportunities involve significantly different risk/reward profiles as compared to Allergan's established specialty pharmaceutical business.

     To continue the advancement of, and in certain cases accelerate, these projects and programs, Allergan seeks strategic collaborations and ventures, such as the recently concluded ALRT collaboration, to provide complementary financing. In September 1997, Ligand and Allergan exercised their respective options to purchase the outstanding ALRT Callable Common Stock and a one-half undivided interest in ALRT's assets. The initial agreements between Allergan and Ligand provided for a joint research and development and joint commercialization arrangement following exercise of the buyout option. Allergan and Ligand have amended and restated their existing agreements, effective as of the option exercise closing date, so that among other things, existing ALRT compounds and research and development programs will be divided among Allergan and Ligand, and each party will receive exclusive rights to the ALRT technology for use with their respective compounds and programs. Allergan's strategy also involves actively seeking outside product opportunities through joint ventures, licensing, acquisitions and strategic alliances with both technology, marketing and geographic partners.

     Allergan believes that the retinoid research and development work undertaken by ALRT to date and the research and development work it has undertaken, directly and through collaborations, in the neuroprotective area have yielded results which justify further research and development. However, a substantial amount of additional research and development effort is required to further develop Allergan's Retinoid and Neuroprotective Technologies through to their potential commercialization.

     Allergan believes that the formation of ASTI to fund the research and development of products for commercialization by Allergan, and the arrangements between Allergan and ASTI, will provide Allergan with the opportunity to continue to pursue and expand, more quickly than would otherwise be possible, its product commercialization business. Allergan believes that the arrangements with ASTI will significantly benefit Allergan stockholders by:

     - separating the risks associated with researching and developing pharmaceutical products based on Retinoid and Neuroprotective Technologies from those associated with Allergan's established specialty pharmaceutical business;

     - allowing individual stockholders of Allergan to increase or decrease their level of participation in the business of researching and developing pharmaceutical products based on Retinoid and Neuroprotective Technologies for commercialization by Allergan by varying their level of investment in ASTI;

     - obtaining for Allergan the exclusive right to commercialize, in the United States with respect to Memantine and worldwide with respect to any other ASTI Products, any successfully developed ASTI Product, assuming Allergan's exercise of the License Option with respect to such product or exercise of the Purchase Option, thereby making it possible for Allergan to capture a potentially greater return on the products researched and developed with ASTI than may otherwise be possible from products researched and developed for commercialization in conjunction with other third parties; and

     - allowing Allergan's near-term financial results to continue to reflect principally its established specialty pharmaceutical business, by providing Allergan with research and development revenues from ASTI to reimburse Allergan for Research and Development Costs incurred by Allergan.

     The foregoing potential benefits to Allergan stockholders of the arrangements with ASTI may, however, by offset by certain costs and detriments, including but not limited to the following: Allergan's loss of control over research and development activities to be conducted by ASTI, which instead will be overseen by ASTI's independent Board of Directors, potential adverse effects on Allergan's future ability to borrow funds and credit rating due to the additional indebtedness to be incurred by Allergan to fund the initial $200 million cash contribution by Allergan to ASTI, the administrative costs to Allergan of the arrangement, including accounting and legal fees and costs, and the loss of income tax benefits to Allergan which may have been derived from deductions by Allergan rather than ASTI of research and development expenses attributable to projects funded by ASTI.

     After reviewing Allergan's goals and objectives and considering other possible methods of expanding its product line with proprietary specialty pharmaceutical products based on Retinoid and Neuroprotective Technologies that provide distinctive therapeutic and economic benefit, Allergan's management and Board of Directors believe that continuing to pursue the research and development of such products through the formation of ASTI and the Distribution will significantly benefit the Allergan stockholders. The Board of Directors' final approval of this transaction was conditioned upon the advice and the delivery of a written opinion of Merrill Lynch. Merrill Lynch has delivered an opinion dated January 27, 1998, substantially to the effect that, based upon the factors recited in such opinion and the actions described below, (i) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of Allergan set forth above and (ii) from a financial point of view, the Distribution is fair to Allergan's stockholders.

     In delivering its opinion, Merrill Lynch has undertaken, among other things, the following actions: (a) a review of the Prospectus and certain other material documents; (b) discussions with members of senior management of Allergan with respect to the businesses and prospects of Allergan and ASTI and the strategic objectives of each; (c) discussions concerning the Distribution with other representatives and advisors of Allergan; (d) a review of financial and other information concerning Allergan (with and without ASTI) that was either publicly available or was furnished to it by Allergan; (e) a review of historical prices and trading volumes of the Allergan Common Stock; (f) a review of the terms and conditions of transactions that are similar to the transactions contemplated in connection with the Distribution; and (g) a review of such other financial studies and analyses as it deemed to be appropriate.

     The opinion states that Merrill Lynch has relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available (including the information contained in this Prospectus), and Merrill Lynch has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Allergan (with or without ASTI) or been furnished with any such evaluation or appraisal. In connection with this opinion, Merrill Lynch has not been asked to, nor has it provided any opinion as to, the valuation or future performance of ASTI as an independent public company following the Distribution.

     In its opinion, Merrill Lynch does not opine on or give assurances of the price at which the shares of Allergan Common Stock will actually trade after announcement of the Distribution or the price at which the ASTI Shares will actually trade after the Distribution. The opinion notes that such trading following the Distribution may be characterized by a redistribution among existing stockholders and other investors and that accordingly the shares of Allergan Common Stock and the ASTI Shares may trade during such period at prices below those at which they would trade on a fully distributed basis. In addition, the opinion does not address whether the funds invested by Allergan or ASTI will be adequate to accomplish the objective of successfully developing ASTI Products.

     ASTI will pay Merrill Lynch a fee of $2,500,000 for its services in connection with the Distribution. The receipt of this fee is contingent upon the consummation of the Distribution. Merrill Lynch will also be reimbursed for up to $125,000 of expenses that it has incurred or will incur in rendering its services. Allergan has agreed to indemnify Merrill Lynch against certain liabilities and expenses in connection with its services as financial advisor. Merrill Lynch has from time to time performed various investment banking and financial advisory services for Allergan. Merrill Lynch may actively trade Allergan Common Stock and may, in the future, trade ASTI Shares for its own account and for accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Merrill Lynch, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Allergan selected Merrill Lynch as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Distribution.

     Although Merrill Lynch participated in certain of the discussions regarding the Distribution, the terms of the Distribution were determined by Allergan's Board of Directors.

                                BUSINESS OF ASTI

BACKGROUND

     ASTI was formed by Allergan in November 1997 to research and develop pharmaceutical products based on Retinoid and Neuroprotective Technologies. ASTI has not conducted any business to date and has no employees other than its President and Chief Executive Officer. ASTI does not intend to perform any research, development or other activities on its own behalf, as it will pay Allergan to perform all such activities pursuant to the terms of the Research and Development Agreement. The ASTI Products initially to be researched and developed under the Research and Development Agreement are (i) Tazarotene
(oral), (ii) Memantine (in the United States), (iii) AGN 4310 and (iv) a compound to be selected from the RAR alpha-selective agonist class of compounds. In addition, the Board of Directors of ASTI has the right, with the consent of Allergan, to expand the indications for the ASTI Products and to select additional products for research and development. However, ASTI will have no rights with respect to any topical formulation of Tazarotene. Allergan is currently marketing a topical formulation of Tazarotene for the treatment of psoriasis and acne in the United States under the brand name "Tazorac" and outside of the United States under the brand name "Zorac."

     ASTI's belief in the potential efficacy of the ASTI Products is based upon preclinical studies performed by Allergan or other third parties. ASTI has not received FDA approval to begin clinical trials on any ASTI Product other than Memantine, and neither ASTI nor Allergan has received FDA approval for the manufacturing and/or marketing of any of the ASTI Products. Consequently, there can be no assurance that the ASTI Products or any other products selected for research and development will receive the necessary FDA approvals, that either ASTI or Allergan will commence manufacturing or marketing of any of the ASTI Products or as to when manufacturing and marketing of the ASTI Products will commence.

     In order to conduct its business, ASTI will depend substantially on Allergan and Allergan's licensors for rights to use Allergan Technology, for research and development activities, for administrative services and, if Allergan exercises any License Option, for the commercialization of ASTI Products. ASTI may also perform directly, or engage other third parties to perform on its behalf, some of these activities. However, it is likely that Allergan will be responsible for executing substantially all of the operational activities necessary for ASTI's business following the Distribution and continuing through completion of the development stage of the ASTI Products, and that ASTI's funds will be used primarily to fund these activities under the Research and Development Agreement and the Services Agreement and to pay the Technology Fee. ASTI's Board of Directors will be responsible for determining which products will be pursued, and for approving the work plans and cost estimates therefor. ASTI's Chief Executive Officer will supervise and review Allergan's ongoing activities on behalf of ASTI. See "Risk Factors -- Dependence on Allergan for Personnel and Facilities."

     Prior to the Distribution, Allergan will contribute a total of $200 million in cash to ASTI in exchange for all of the shares of ASTI Common Stock outstanding prior to the Distribution. As the sole holder of ASTI's outstanding Class B Common Stock following the Distribution, Allergan will have the option to repurchase all of the outstanding ASTI Shares under specified conditions. Allergan has also granted certain technology licenses and agreed to make specified payments on sales of certain products in exchange for the payment by ASTI of the Technology Fee and the option to independently develop certain compounds funded by ASTI prior to the filing of an Investigational New Drug application ("IND") with respect thereto and to license any products and technology developed by ASTI. In the early years, ASTI's only revenues are expected to be from investment income. In later years, if Allergan were to exercise its License Option for any ASTI Product, or if an ASTI Product were commercialized by ASTI itself or by a third party on behalf of ASTI, ASTI would derive revenues from sales of the ASTI Product or from fees paid to ASTI by third parties for the rights to commercialize the ASTI Product.

ALLERGAN TECHNOLOGY OVERVIEW

     ASTI will be entitled to use Allergan Technology in connection with research and development relating to the ASTI Products. Allergan Technology includes all technology owned, licensed to or controlled by Allergan relating to Retinoid and Neuroprotective Technologies, excluding topical formulations of Tazarotene and non-U.S. rights to Memantine. The Allergan Technology licensed to ASTI includes existing Allergan

Technology and will also include new technology developed or licensed by Allergan. The following is a description of certain Allergan Technology that may be incorporated in ASTI Products.

     OVERVIEW OF RETINOID TECHNOLOGY

     Retinoids, which include naturally occurring hormones derived from Vitamin A and synthetic analogs, regulate a very broad range of important biological activities including cell proliferation and differentiation, programmed cell death, lipid metabolism and immune function. Retinoids have been shown to be of potential therapeutic benefit in a variety of diseases including psoriasis, acne, cancer, diabetes, emphysema and arthritis. Despite their major therapeutic applications, the use of retinoids in clinical medicine has been limited by unacceptable toxicities that are associated with most of the currently-marketed retinoids. However, recent advances in the understanding of retinoid mechanism of action have provided rational approaches to the design and research and development of new retinoid drugs with superior therapeutic indices.

     Retinoids elicit their myriad biological effects by regulating gene transcription through multiple, specific nuclear receptors termed retinoid receptors. There are six known retinoid receptors belonging to two families, the Retinoid Acid Receptors ("RARs") and the Retinoid X Receptors ("RXRs"), each with three distinct subtypes (alpha, beta and gamma). These individual receptors appear to have distinct biological functions because of different tissue distribution patterns and target gene specificities.

     Non-selective retinoid compounds that indiscriminately activate all of the retinoid receptors cause many toxic side effects along with the therapeutic effect in a given disease. Receptor-selective retinoids, on the other hand, would be expected to be of therapeutic benefit in a narrower range of diseases but also to be associated with far fewer side-effects. Thus, a receptor-selective retinoid which will be targeted to specific diseases should have a much better therapeutic index than the current drugs.

     The fundamental technology underlying retinoids licensed to ASTI is also cross-licensed to Ligand and therefore competition from similar activities by Ligand or its collaborators in retinoids is likely. In addition, pursuant to the agreement between Allergan and Ligand, each party has been granted non-exclusive rights to use the ALRT technology with respect to any unsynthesized compounds, provided that such license will become exclusive with respect to any compound with respect to which an IND is filed with and accepted by the FDA. Accordingly, no assurance can be given that Ligand will not be the first party to file an IND with respect to any retinoid compound under research by ASTI, thereby preventing ASTI and Allergan from undertaking any further research, development or commercialization with respect to such compound.

     OVERVIEW OF NEUROPROTECTIVE TECHNOLOGY AND GLAUCOMA

     Vision loss in glaucoma results from damage to retinal ganglion cells, the cells that connect the retina to the brain. Currently, the clinical management of glaucoma is limited to surgical or pharmaceutical reduction of intraocular pressure. In many patients, however, reduction of intraocular pressure does not prevent progression of visual loss associated with glaucoma. Furthermore, a significant fraction of the clinical glaucoma population has intraocular pressure within the normal range. For this reason, efforts to develop more effective glaucoma therapies are focused on the preservation of retinal ganglion cells and, thereby, the prevention of blindness. The prevention of blindness in glaucoma patients would represent a medical breakthrough. With an estimated 6 to 7 million glaucoma patients by the year 2000 worldwide, glaucoma represents a large market opportunity.

     Allergan has undertaken a rigorous study of the mechanisms which may be responsible for glaucomatous damage to retinal ganglion cells. Allergan is focused on two specific targets, the NMDA-type glutamate receptor and the voltage-gated sodium channel or combination ion channel blockers, which are physiologically well characterized and which, according to existing evidence, may contribute to glaucomatous damage of retinal ganglion cells. Allergan believes that these two mechanisms represent currently the best opportunities for protection of retinal ganglion cells and, accordingly, obtained worldwide exclusive rights to develop products containing Memantine for ophthalmic uses from Merz in February 1997. Memantine is currently in use in Germany for the treatment of other clinical indications and can be expected to reach protective levels in the retina following oral administration. New clinical methods that are more sensitive in reducing vision loss with higher sensitivity are important areas of current clinical investigation. Thus, Memantine may allow a

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

rapid path into a clinical efficacy trial using current and novel approaches to document vision sparing in humans. In parallel, Allergan research will be developing new neuroprotection compounds from Allergan research or in collaboration with Cambridge NeuroSciences, Inc. ("CNSI").

THE ASTI PRODUCTS

     ASTI Products are products recommended by Allergan, and accepted by ASTI, for research and development under the Research and Development Agreement. Four initial ASTI Products are currently under research and development by Allergan. The Research and Development Agreement provides that ASTI will reimburse Allergan for the Research and Development Costs of the four initial ASTI Products from October 23, 1997, the date on which ALRT ceased funding their research and development, through March 31, 1998. Such Research and Development Costs are expected to total between $7 million and $8 million for all of the ASTI Products and Pre-Selection Work undertaken during such period. This arrangement is intended to ensure that research and development of the ASTI Products continues uninterrupted through and beyond the Distribution. To continue research and development of any ASTI Product beyond March 31, 1998, Allergan must propose and ASTI's independent Board of Directors must accept an additional work plan and cost estimate for that ASTI Product. It is expected that Allergan will recommend such additional work plans and cost estimates to ASTI by March 31, 1998. Under the Allergan/ASTI Agreements, ASTI will own the ASTI Products. Continuation of Pre-Selection Work will also require proposal and acceptance of a plan and cost estimate. See "Risk Factors -- No Assurance of Continued Research or Development of ASTI Products."

     RETINOID PRODUCTS

     Allergan has already identified many classes of retinoid compounds which are selective for receptor families (for example, RAR vs. RXR) as well as for individual receptor subtypes (for example, RAR alpha selective and RAR beta selective receptor subtypes). As a further advance, Allergan has identified new function-selective compounds such as RAR neutral antagonists and inverse agonists. Allergan has also been successful in combining the structural features separately required for receptor subtype and for function selectivity to produce subtype/function selective compounds such as RAR alpha specific antagonists. As these novel compounds become available, research is initiated in order to identify specific therapeutic applications for the different classes of selective compounds. Allergan evaluates these selective compounds in a variety of pre-clinical models for efficacy in dermatology, oncology and metabolic disease. The scope of the search for potential therapeutic applications is further expanded by collaborations with academic laboratories in which the compounds are evaluated in pre-clinical models in a variety of other areas including ophthalmology (proliferative vitreoretinopathy and age-related macular degeneration), human papilloma virus-related diseases (cervical dysphasia), emphysema and restenosis. Several lead compounds and therapeutic targets have already been identified and these are in various stages of development as detailed below. It is also expected that ongoing research will identify newer classes of retinoid compounds and exciting applications in human disease.

  Tazarotene (oral).

     Tazarotene is a potent RAR beta gamma selective agonist which was recently introduced into the market as a topical treatment for psoriasis and acne. Tazarotene is the first retinoid to be approved for the topical treatment of psoriasis, and Allergan is currently marketing topical Tazarotene for the treatment of psoriasis and acne in the United States under the brand name "Tazorac" and outside of the United States under the brand name "Zorac." Allergan Technology excludes, and ASTI will have no rights with respect to, any topical formulation of Tazarotene. An oral formulation of Tazarotene is in late stages of pre-clinical research and development and clinical trials in cancer, acne and psoriasis are expected to start in 1998.

     Given the clear demonstration of the clinical efficacy of topical Tazarotene in plaque psoriasis, oral Tazarotene may also be effective in the treatment of psoriasis. It is also possible that oral Tazarotene may be an effective agent in severe psoriasis involving extended body areas. If this were the case and depending on its side-effect profile, it is possible that oral Tazarotene may effectively replace acitretin and etretinate as the preferred oral retinoid for psoriasis. It should be noted that acitretin and etretinate are not particularly

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

efficacious agents. Thus, if oral Tazarotene is an effective agent which provides prolonged remission, oral Tazarotene may expand the current limited market for oral retinoids in psoriasis.

     Topical Tazarotene is also effective in treatment of mild to moderate acne, presumably by a keratolytic mechanism similar to other topical retinoids. The systemic retinoid, Accutane, is a very effective agent in severe acne and it is believed to work by a sebosuppressive mechanism. Oral Tazarotene may also be sebosuppressive in humans, which will be evaluated in a phase II study. If effective, oral Tazarotene could be a competitor in the large market of oral retinoids for acne.

     Oral retinoids have been shown to be of benefit in a variety of human cancers including acute promyeloctyic leukemia and squamous cell carcinomas of the cervix and the head and neck. After phase I/IIA studies to determine a maximum tolerated dose, oral Tazarotene will be investigated in phase IIB studies in several tumors, both as monotherapy and in combination with other modalities.

  AGN 4310.

     RAR antagonists/inverse agonists represent a completely novel class of retinoid compounds which have a unique biology distinct from that observed for retinoid agonists. AGN 4310, an optimized compound from this class, is in pre-clinical development with expected IND filings for two indications (topical antidote to systemic retinoid-induced mucocutaneous toxicity and topical treatment of psoriasis) in the fourth quarter of 1998. Mucocutaneous toxicity is an almost universally observed and bothersome side-effect associated with the use of systemic retinoids such as Accutane. As a consequence, an effective agent for the treatment and prevention of this adverse effect is likely to be a well-accepted adjunct to systemic retinoid therapy. It is well-established that mucocutaneous toxicity induced by systemic retinoids results from activation of RARs, particularly RAR gamma. AGN 4310 is a very potent and effective antagonist of retinoid agonist activity at all three RARs. Also, topical AGN 4310 used at very low doses can effectively prevent or treat the skin irritation produced by systemic retinoids in clinically-relevant animal models. Animal models have shown that this blockage of topical irritation can be achieved without compromising the systemic efficacy of retinoid agonist. Thus, AGN 4310 may be effective in human clinical studies as a topical antidote to systemic retinoid-induced mucocutaneous toxicity. It would be the first product introduced for this therapeutic application.

     In addition to its efficacy as an antagonist of retinoid agonist action, AGN 4310 may have pharmacological actions by itself by acting as an inverse agonist. Inverse agonists are compounds that can actually repress the basal gene transcriptional activity associated with unliganded nuclear receptors. The concept of inverse agonsim in the field of nuclear receptors is a completely novel one and was first introduced by Allergan. Recent studies have shown that RAR inverse agonists such as AGN 4310 function by binding to RAR and increasing interaction between RARs and co-repressor proteins such as NCoR. However, the subsequent molecular events have not been identified and the pharmacology associated with these novel compounds remains largely unexplored. Studies conducted by Allergan scientists have indicated that RAR inverse agonists can suppress psoriasis-associated markers in human keratinocytes induced to differentiate along a psoriasiform pathway.

     Given the possibility that psoriasis is associated with defective keratinocyte function, these data suggest that an RAR inverse agonists such as AGN 4310 may be an effective agent for the topical treatment of psoriasis. Other studies have suggested that AGN 4310 will function in psoriasis by a mechanism quite distinct from that of a retinoid agonist such as Tazarotene. Since AGN 4310 is also expected to be non-irritating, it is possible that it could be an important product for the topical treatment of psoriasis. It is also possible that ongoing research will identify other therapeutic applications for RAR inverse agonists.

     Since endogenous retinoid signaling pathways are intimately involved in the control of several fundamental biological processes such as cell differentiation and proliferation, it is likely that there are pathological conditions which are dependent on endogenous retinoids for their maintenance. Such diseases are likely to be appropriate therapeutic targets for an RAR inverse agonists such as AGN 4310.

  RAR alpha Selective Retinoids.

     Allergan has also identified several series of RAR alpha subtype-specific agonists, the first known examples of receptor subtype-specific retinoids. Studies in pre-clinical models suggest that RAR alpha-

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

specific agonists may be of potential use in breast cancer and leukemia. RAR alpha-specific agonists also inhibit the proliferation of some estrogen receptor
(ER)-negative breast cancer cell lines suggesting that they may be effective in treating ER-negative breast cancers as well. This is of particular therapeutic significance since the prognosis for ER-negative breast cancer patients is particularly poor. Studies conducted in various animal models of retinoid toxicity suggest that RAR alpha-specific retinoids agonists are significantly reduced or completely devoid of the mucocutaneous, bone and some other general toxicities associated with non-specific retinoids. However, RAR alpha-specific compounds still retain the hypertriglyceridmic toxicity associated with their non-selective counterparts. This type of data indicate that the RAR alpha-specifics may have a much improved therapeutic index in their target diseases relative to the non-selective retinoids currently in use. Our findings in the RAR alpha area appears to validate our fundamental hypothesis that receptor and function selectivity can lead to compounds of improved therapeutic ratios.

     Treatment of leukemias and breast cancer is the immediate therapeutic goal in the RAR alpha area and it is anticipated a development candidate will be selected and development activities commence in 1998. However, it is likely that further research in the area and clinical studies with the development candidate will identify other therapeutic applications for RAR alpha agonists. In addition, the relative clean side-effect profile of RAR alpha-specific agonists may make them the compounds of choice as potential chemopreventive agents. It is currently expected that specific RAR alpha product candidates will be selected in 1998.

  Other Retinoids.

     RAR beta-specific transactivators. Allergan scientists have also identified several classes of RAR beta-specific transactivators. Research in terms of potential therapeutic applications for RAR beta-specifics is at a relatively early stage. However, several studies have suggested that aberrations in RAR beta mediated gene transcription may be associated with head and neck and lung cancer. Hence, cancer of these types are potential targets for RAR beta-specifics and research investigations are underway with the currently available compounds to identify therapeutic applications.

     Research programs are also underway to identify better retinoids for the oral treatment of acne and the oral and topical treatment of psoriasis. Allergan scientists have also shown that it is possible to make compounds that do not themselves activate gene transcription through RARs but can antagonize the gene transcriptional effects of other pathogenic nuclear transcription factors such as AP1. Such anti-AP1 function selective retinoids may be effective anti-inflammatory agents and the development of pure anti-AP1 compounds is also being pursued.

     RXR Agonists. RXRs function in vivo as heterodimeric partners with other nuclear receptors including RARs. Recent research has suggested that RXRs heterodimerized with the Peroxisome-Proliferator Activated Receptor gamma ("PPARg") may be a molecular target in functions of potential benefit in metabolic disease. Thiazolidinediones ("TZDs") are a class of compounds of demonstrated clinical efficacy in the treatment of Type II or non-insulin dependent diabetes mellitus. It has recently been shown that TZDs function by binding to the PPARg half of RXR-PPARg heterodimers and activating these heterodimers. Our research has shown that RXR ligands can also activate RXR-PPARg heterodimers and that they are effective in well-characterized animal models of Type II diabetes. Thus, RXR agonists effectively lower the hyperglycemia and hyperinsulinemia observed in rodent models of diabetes associated with disorders of leptin signaling. Moreover, the RXR agonists, like TZD's, appear to function in these models by restoring insulin sensitivity. Thus, RXR agonists and TZDs may be a new class of anti-diabetic agents that function as insulin sensitizers. Also, the RXR agonists give additive or synergistic effects when used in combination with TZDs and insulin in these animal models. These data suggest that the maximum therapeutic benefits in diabetes can be derived by combination therapies may prevent progression to insulin dependence and may reduce insulin requirement in Type I diabetes. Allergan currently intends to develop RXR agonists with a collaboration partner. It is therefore likely that these products will be licensed by Allergan while still undergoing Pre-Selection Work.

     MEMANTINE

     Memantine is a glutamate receptor blocker, which has been shown to protect nerve cells from injury and death in a number of in vitro and in vivo studies. This neuroprotective activity has been shown to be useful

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

both for acute injury (ischemia, trauma) and for chronic, neurodegenerative processes (dementia) involving neurons in the central nervous system.

     Glaucoma is a blinding disease characterized by death of neurons (specifically, retinal ganglion cells) that connect the eye to the brain. This neuronal cell death is the ultimate cause of visual loss associated with the disease. Currently, therapy is directed toward lowering of intraocular pressure ("IOP"), one of the major risk factors for vision loss. Memantine, as a drug directed toward preserving nerves important for vision, would directly target the loss of visual function. As such, the drug represents a novel therapeutic approach which is applicable to various forms of glaucoma regardless of their etiology.

     The excitatory neurotransmitter glutamate is normally involved in interneuronal signal transmission, but in excess can be toxic to neurons. This concept of "excitotoxicity" is widely recognized and has served as a basis for the design of a number of novel therapeutic agents. Increased levels of glutamate have been found, in fact, in the vitreous (the material filling the interior of the eye) of glaucoma patients. This has led to the hypothesis that an excessive release of glutamate in the retina is associated with glaucoma, and may contribute significantly to retinal ganglion cell loss. Previous studies have demonstrated that glutamate toxicity is mediated by activation of a subset of glutamate receptors (NMDA) and the subsequent influx of calcium ions into the nerve cells. Memantine has been shown to bind to NMDA receptors and lead to blocking of receptor channel function. Recently, it has been determined that Memantine is able to block NMDA receptors in the presence of increasing levels of glutamate. By this mechanism, Memantine has been shown to protect against glutamate toxicity both in cell culture and in animal models, while having minimal effects on normal synaptic transmission. These studies support the use of Memantine in glaucoma patients, where inhibition of NMDA receptors would be expected to slow or prevent glutamate-induced excitotoxicity and the associated loss of visual function.

     Memantine has been marketed in Germany by Merz since 1983 and is registered in 14 other countries around the world. Its licensed uses are dementia/organic brain syndrome, Parkinson's disease and cerebral and spinal spasticity. Allergan completed an agreement with Merz in February 1997 to purchase the clinical, toxicological, pharmacokinetic and chemistry data supporting the safety and efficacy of this drug, together with the right to cross-reference Merz's U.S. IND, for Allergan's filing purposes. Allergan filed its own U.S. IND in September 1997. A Phase I/II safety study in glaucoma patients was begun in October 1997. Two Phase III trials are planned for July 1998. One will be carried out in open-angle glaucoma patients, with concurrent IOP-lowering medication. The second study will be done in ocular hypertensive patients not receiving IOP lowering drugs. These studies, directed toward registration of the drug world-wide, are scheduled for completion in 2002. Many NMDA antagonists have been tested in human clinical trials and have been disappointing. Side effects are the principal reason for failure. The unique pharmacological profile and current use in humans suggests Memantine may be different from most NMDA antagonists; however, there can be no assurance of this fact.

     The use of Memantine in glaucoma is covered by a patent application filed by Children's Hospital, Boston, Massachusetts ("Children's Hospital") in December 1992. Allergan obtained exclusive rights to this technology through a license agreement with Children's Hospital in August 1995. Memantine is currently undergoing clinical trials in the U.S. for AIDS, dementia and neuropathic pain.

     Allergan, Allergan Pharmaceuticals (Ireland) Ltd., Inc., an affiliate of Allergan ("Allergan-Ireland"), and certain other Allergan affiliates have entered into a cross license agreement (the "Cross License Agreement") whereby rights to commercialize Memantine and any improvements to the Memantine technology in the United States have been exclusively licensed to Allergan, and rights to commercialize Memantine and any improvements to the Memantine technology in the rest of the world other than the United States have been exclusively licensed to Allergan-Ireland. Pursuant to the Technology License Agreement, Allergan has licensed to ASTI its rights under the Cross License Agreement.

     VOLTAGE-ACTIVATED SODIUM CHANNELS AND NMDA ANTAGONISTS

     Another class of ion channels that Allergan has targeted for research are voltage-activated sodium channels. These channels are expressed on the axons of retinal ganglion cells. Allergan scientists speculate that

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

this is an important site of injury in glaucoma. Drugs which can shut down the operation of sodium channels and/or NMDA channels may prevent or limit the extent of neurodegeneration in animals.

     In addition, further research by Allergan scientists and universities regarding the molecular biology, structure and function of NMDA and sodium channels may lead to the identification of additional drug discovery targets. These advances may facilitate the development of novel, differentiated neuroprotective drugs.

  Ion Channel Blockers

     Research by Allergan scientists has indicated that excessive activation of ion channels other than the NMDA-type in the ischemic retina and optic nerve may lead to cellular calcium overload and neurodegeneration.

     Allergan has entered into a collaborative relationship with CNSI to discover, develop and commercialize compounds for use in the field of ion channel blockers for the treatment of ophthalmic diseases and disorders. Compounds selected by Allergan from CNSI are at a much earlier phase of the drug discovery/development process than Memantine. CNSI compounds are currently undergoing ocular pharmacology testing. Included in the CNSI technology licensed to Allergan are patent rights covered by 19 granted U.S. patents and numerous U.S. and foreign corresponding pending patent applications.

PRE-SELECTION WORK

     Much of the Allergan Technology consists of product candidates for which substantial additional research must be conducted before a conclusion can be reached as to whether it is worthwhile to attempt to develop the candidate as a therapeutic product. Such research would include such matters as determining the molecular make-up of the candidate, determining whether and how it can be manufactured and determining how strongly it binds to a desired receptor or otherwise exhibits in-vitro and in-vivo effects. ASTI will spend a portion of its funds conducting this type of broad research to identify viable product candidates. ASTI will pay for this research in the same manner as other research and development under the Research and Development Agreement. ASTI will not pay for any research on a product development candidate that is the subject of an IND filing unless Allergan has proposed and the ASTI Board has accepted such product as an ASTI Product. Unless such product has been proposed and accepted as an ASTI Product, Allergan will be free to exploit such product in any way it deems beneficial, including through potential corporate partners and/or sublicensing to third parties, subject only to its obligations to make payments to ASTI as Developed Technology Royalties or Pre-Selection Product Payments. It is currently expected that approximately $7 million to $10 million will be spent on candidate identification, feasibility evaluation and research relating to Pre-Selection Product candidates each year by ASTI. See "Business of ASTI -- Potential Research and Development Expenditures."

POTENTIAL RESEARCH AND DEVELOPMENT EXPENDITURES

     Based on Allergan's experience in other product research and development programs, Available Funds are expected to be expended pursuant to the Research and Development Agreement over a period of approximately four to five years as follows:

                                           1998       1999       2000       2001       2002
                                         --------   --------   --------   --------   --------
                                                            (IN MILLIONS)
        Candidate Identification,
          Feasibility Evaluation and
          Research.....................  $  7 - 8   $ 8 - 10   $ 8 - 10   $  7 - 8   $  7 - 9
        Product Development............   18 - 22    21 - 25    27 - 33    35 - 42    43 - 52
                                         --------   --------   --------   --------   --------
                  Total................  $25 - 30   $29 - 35   $35 - 43   $42 - 50   $50 - 61

     The estimates of product development costs set forth above are based upon projected development of the four initial ASTI Products. Product development activity includes costs of pre-clinical studies; costs of Phase I, Phase II and Phase III human clinical trials; and costs of preparation and filing with the U.S. FDA (or similar governmental bodies in other countries) to register drugs for sale. It is anticipated that if ASTI were to fund the continued research and development of the four initial ASTI Products through FDA review for marketing clearance, the funding of these activities, together with the Pre-Selection Work expected to be undertaken by Allergan and funded by ASTI, would require substantially all of the Available Funds. The above estimates will change as ASTI Products are researched and developed. Because of the long-range nature of any pharmaceutical product research and development plan, research and development of a particular product or products could accelerate, slow down or be discontinued, research and development with respect to additional ASTI Products could be commenced, technology or products could be purchased or licensed, and other unforeseen events could occur, all of which would significantly affect the timing and amount of expenditures. See "Risk
Factors -- No Assurance of Continued Research or Development of ASTI Products."

GOVERNMENTAL REGULATION

     All ASTI Products, Developed Technology Products and Pre-Selection Products will require clearance by the FDA and comparable agencies in other countries before they can be marketed. During the research and development stage and as required, INDs for all new products will be filed with the FDA prior to the commencement of initial (Phase I) clinical testing in human subjects in the United States. In some instances this process could result in substantial delay and expense. No INDs have been filed to date for any of the initial ASTI Products other than Memantine.

     After Phase I/II testing, which is intended to demonstrate the safety and functional characteristics of a product, extensive efficacy and safety studies in patients must be conducted. After completion of Phase III clinical testing, an NDA is submitted, and its clearance involves an extensive review process. There can be no marketing in the United States of any product for which an NDA has been submitted until that NDA has been accepted for filing and cleared by the FDA. It is impossible to determine the amount of time that will be required to obtain clearance from the FDA to market any product or the cost of obtaining such clearance.

     Whether or not FDA clearance has been obtained, marketing clearance of a product by the relevant regulatory authorities must be obtained in each foreign country before the product may be marketed in that country. The clearance procedures vary from country to country, and the time required may be longer or shorter than that required for FDA clearance. In many foreign countries, pricing and reimbursement approvals are also required. Although there are certain procedures for unified filing in the European Community, in general each country has its own procedures and requirements.

     All facilities and manufacturing techniques used for the manufacture of products for clinical use or for sale must conform with "current Good Manufacturing Practices," the FDA regulations governing the production of pharmaceutical products. These regulations govern a range of activities including manufacturing, packaging, quality assurance and recordkeeping. Other FDA regulations govern labeling and advertising materials. From time to time, the FDA and other federal, state and local government agencies may adopt regulations that affect the manufacturing and marketing of pharmaceutical products. Environmental regulations will also affect the manufacture of such products. Pharmaceutical products and their manufacture often use chemicals and materials that may be classified as hazardous or toxic and/or require special handling and disposal. Allergan undertakes to minimize releases into the environment, and exposure of its employees and the public, to such materials. The cost of these activities continues to increase. Some of the therapeutic agents used in ASTI Products, Developed Technology Products and Pre-Selection Products may also be regulated by the United States Drug Enforcement Administration.

PATENTS

     As of November 17, 1997, Allergan owned 1,287 granted patents worldwide and 785 pending patent applications worldwide. It is expected that Allergan will attempt to secure patent coverage for each of the ASTI Products. Allergan believes that its current patents, and patents that may be obtained in the future, are important to its future operations and to ASTI.

     Patent protection generally has been important in the pharmaceutical industry, and the commercial success of ASTI Products, Pre-Selection Products and Developed Technology Products may depend, in part, upon Allergan's ability to obtain strong patent protection. Although Allergan's existing patents, pending patents, and any patents obtained in the future may be of importance to ASTI, there can be no assurance that any additional patents will be issued or that any patents now or hereafter issued will be of commercial benefit.

     Although a patent has a statutory presumption of validity in the United States, the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims therein, and the validity and enforceability of a patent after its issuance by the United States Patent Office can be challenged in litigation. If the outcome of such litigation is adverse to the owner of the patent, third parties may then be able to use the invention pertaining to the patent, in some cases without payment. There can be no assurance that patents covering ASTI Products, Developed Technology Products or Pre-Selection Products, if and when issued, will not be infringed or successfully avoided through design innovation.

     It is also possible that third parties will obtain patents or other proprietary rights that might be necessary or useful to Allergan or ASTI. In cases where third parties are the first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent Allergan or ASTI from using certain Developed Technology or other Allergan Technology or from marketing certain products. If licenses from third parties are necessary and cannot be obtained, commercialization of such products could be delayed or prevented. Third parties may claim that ASTI Products infringe their patents; in such event Allergan or ASTI would need to defend against such claims. Defense of such claims could be costly and time consuming. If licenses to the third party's patents are available, the payments required by the third parties could be significant.

     In addition, ASTI may use substantial unpatented technology. There can be no assurance that others will not develop similar technology. Allergan licenses certain intellectual property from third parties which it will sublicense to ASTI pursuant to the Technology License Agreement. Specifically, Allergan has licensed certain rights to its retinoid technology from ALRT and certain rights to the technology underlying Memantine from Children's Medical Center Corporation and Merz. In addition, Allergan has licensed certain ion channel blocker technology from CNSI. Under the terms of certain of its license agreements, Allergan may be obligated to exercise diligence and make certain royalty and milestone payments as well as incur costs related to filing and prosecuting the underlying patents. Each agreement is terminable by either party upon notice if the other party defaults in its obligations. Should Allergan default under any of its agreements, Allergan and therefore ASTI may lose its right to market and sell products based upon such licensed technology. In addition, there can be no assurance that Allergan's licensors will meet their obligations to Allergan pursuant to such licenses. In such event, ASTI's results of operations and business prospects would be materially and adversely affected. See "The Business of ASTI -- The ASTI Products." See "Risk Factors -- Reliance on Proprietary Technologies; Unpredictability of Patent Protection."

FACILITIES AND PERSONNEL

     ASTI is not expected to hire a significant number of employees or to acquire significant property or assets prior to completion of the development stage of the ASTI Products. However, pursuant to the Research and Development Agreement, Allergan has been engaged by ASTI to research and develop human pharmaceutical products under work plans and cost estimates recommended by Allergan and accepted by ASTI. Decisions as to whether and/or when to hire employees, purchase property or assets, perform administrative functions, engage Allergan to perform administrative services under the Services Agreement, engage others to do so or engage third parties other than or in addition to Allergan to perform research and development activities will be made by ASTI.

COMPETITION

     Any ASTI Product successfully developed under the Research and Development Agreement will face competition from other therapies for the same indications. Competitors potentially include any of the world's pharmaceutical and biotechnology companies. Allergan is also free to develop competitive products for its own account. The fundamental technology underlying retinoids licensed to ASTI is also cross-licensed to Ligand and therefore competition from similar activities by Ligand in retinoids is likely. In addition, pursuant to the agreement between Allergan and Ligand, each party has been granted non-exclusive rights to use the ALRT technology with respect to any unsynthesized compounds, provided that such license will become exclusive with respect to any compound with respect to which an IND is filed with and accepted by the FDA.

Accordingly, no assurance can be given that Ligand will not be the first party to file an IND with respect to any retinoid compound under research by ASTI, thereby preventing ASTI and Allergan from undertaking any further research, development or commercialization with respect to such compound. See "Risk Factors -- Competition."

MANAGEMENT OF ASTI

     The following table provides information concerning the current officers and Directors of ASTI. Each of the Directors and officers of ASTI is employed by Allergan and has held his or her position with ASTI since its formation.

                                                                                              AGE ON
                  NAME                                   POSITION WITH ASTI                   9/30/97
----------------------------------------  ------------------------------------------------    -------
Lester J. Kaplan, Ph.D..................  President, Chief Executive Officer and Director        47
Dwight J. Yoder.........................  Chief Financial Officer                                52
Susan J. Glass..........................  Secretary and General Counsel                          55

     LESTER J. KAPLAN, PH.D. has been the President and Chief Executive Officer of ASTI, as well as its sole Director, since its formation in November 1997. He has also been the Corporate Vice President, Science and Technology of Allergan since July 1996 and had been Corporate Vice President, Research and Development since 1992. Dr. Kaplan is an Advisory Board Member to the Pediatric Cancer Research Foundation and Healthcare Ventures. He first joined Allergan in 1983 and was elected to its Board of Directors in 1994.

     DWIGHT J. YODER has been the Chief Financial Officer of ASTI since its formation in November 1997. He has also been the Senior Vice President and Controller of Allergan since July 1996 and had been Vice President and Controller since joining Allergan in 1990. Mr. Yoder was the Chief Financial Officer of ALRT from July 1995 until November 1997.

     SUSAN J. GLASS has been the Secretary and General Counsel of ASTI since its formation in November 1997. She has also been the Associate General Counsel and Assistant Secretary of Allergan since December 1995 and had been the Assistant General Counsel and Assistant Secretary since 1989. Ms. Glass joined Allergan in 1987. She is also a member of the Board of Directors of Pacific Chorale.

     Prior to commencement of the Distribution, Dr. Kaplan will resign as interim President and Chief Executive Officer of ASTI and William C. Shepherd, who is not an employee or Director of Allergan, will be appointed Director, President and Chief Executive Officer of ASTI. It is expected that Mr. Shepherd will appoint Gary L. Neil, Ph.D. and Marvin E. Rosenthale, Ph.D., neither of whom is an employee or Director of Allergan, and a third individual to be identified, who will not be an employee or Director of Allergan, as additional Directors of ASTI prior to commencement of the Distribution. Dr. Kaplan will remain a Director of ASTI following the Distribution in accordance with the rights of Allergan under ASTI's Restated Certificate of Incorporation as the sole holder of the outstanding shares of ASTI Class B Common Stock.

     WILLIAM C. SHEPHERD served as Chairman of the Board of Allergan from January 1996 and President and Chief Executive Officer of Allergan from 1992, in each case, until his retirement from Allergan, which was effective January 1, 1998. Since his retirement, Mr. Shepherd has served as a consultant to Allergan. Mr. Shepherd was President and Chief Operating Officer of Allergan from 1984 to 1991. Mr. Shepherd first joined Allergan in 1966. He is a director of Furon Company. Mr. Shepherd also serves on the Board of Directors of the Orange County Performing Arts Center and the National Children's Eye Care Foundation. He is a member of the Governing Board of Pharmaceutical Partners for Better Health Care.

     Pursuant to the terms of a letter agreement between Mr. Shepherd and Allergan regarding Mr. Shepherd's retirement, Allergan has agreed to pay Mr. Shepherd severance payments totaling $3,210,000, on a semi-monthly basis, during the period commencing January 1, 1998 and ending 36 months following such date (the "Severance Pay Period"). In partial consideration of such severance payments, Mr. Shepherd has agreed to provide certain consulting services. In addition, pursuant to the terms of the letter agreement, the vesting of all of Mr. Shepherd's outstanding unvested options was accelerated as of January 1, 1998. Such options are exercisable by Mr. Shepherd at any time prior to the earlier of (a) January 1, 2003 or (b) the expiration of any such options in accordance with their terms. Under the terms of the letter agreement,

Allergan has also agreed to provide Mr. Shepherd with continued medical, dental, group term life, disability and flexible spending account benefits, continued pension benefit accruals and other miscellaneous perquisites and benefits during the Severance Pay Period.

     GARY L. NEIL, PH.D. is currently President and Chief Executive Officer and a Director of Crescendo Pharmaceuticals Corporation. From 1993 to 1997, Dr. Neil was President and Chief Executive Officer and a Director of Therapeutic Discovery Corporation. From 1990 to 1993, Dr. Neil served as Executive Vice President of the Wyeth-Ayerst Research division of Wyeth Laboratories, Inc., a subsidiary of American Home Products, and served in various positions with the Upjohn Company from 1966 to 1989. Mr. Neil is also a director of Pharsight Corp., a privately held company. Dr. Neil received a Ph.D. in chemistry from the California Institute of Technology and a B.S. in chemistry from Queens University, Canada.

     MARVIN E. ROSENTHALE, PH.D. served as President and Chief Executive Officer of Allergan Ligand Retinoid Therapeutics, Inc. ("ALRT") from December 1994 until November 1997. He joined the joint venture formed by Allergan and Ligand (the "Joint Venture"), the entity through which they combined their resources to pursue the development of retinoid research and development prior to ALRT, in August 1993 as Vice President. Prior to joining the Joint Venture, Dr. Rosenthale served as Vice President, Drug Discovery Worldwide, at R. W. Johnson Pharmaceutical Research Institute from 1990 to 1993. From 1977 to 1990, Dr. Rosenthale served in a variety of positions in drug discovery research for Ortho Pharmaceutical Corporation, including director of the divisions of pharmacology and of biological research and executive director of drug discovery research. From 1960 to 1977, he served in various positions with Wyeth Laboratories. Dr. Rosenthale is a member of the Board of Directors of Acute Therapeutics Inc., a privately held company. Dr. Rosenthale received a Ph.D. in pharmacology from Hahnemann Medical College & Hospital, an M.Sc. in pharmacology from Philadelphia College of Pharmacy and Science and a B.Sc. in pharmacy from Philadelphia College of Pharmacy.

SECURITY OWNERSHIP OF ASTI

     Immediately prior to the Distribution, all of the outstanding ASTI Shares will be held by Allergan. The following tables set forth the projected beneficial ownership of ASTI Shares following the Distribution by each Director and executive officer of ASTI and all Directors and officers of ASTI as a group, as well as by any person that owns beneficially more than 5% of the outstanding shares of Allergan Common Stock.

     BY MANAGEMENT

                                                              ASTI SHARES PROJECTED TO BE
                                                                   BENEFICIALLY OWNED
                                                           ----------------------------------
                              NAME                          NUMBER(1)(2)    PERCENT OF CLASS
        -------------------------------------------------  --------------   -----------------
        Lester J. Kaplan, Ph.D...........................         329               *
        Dwight J. Yoder..................................         161               *
        Susan J. Glass...................................         178               *
        All Directors and executive officers as a group
          (3 persons)....................................         668               *

---------------

  * Less than 1%

(1) Except as otherwise noted, reflects, in each case, the number of shares of Allergan Common Stock beneficially owned as of December 31, 1997, divided by
    20. In addition to shares held in the individual's sole name, this column includes shares held by the spouse and other members of the named person's immediate household who share that household with the named person, and shares held in family trusts.

(2) In calculating the number of ASTI shares projected to be owned by the individuals listed above, the calculation has been accomplished by treating each category of ownership, direct, book entry, street name and trust account separately and dividing each by 20, eliminating each set of fractional shares.

     BY OTHERS

     Management of ASTI knows of no person, except as set forth below, who would be the beneficial owner of more than 5% of the projected to be issued.

                       NAME AND ADDRESS OF                        SHARES             PERCENT
                        BENEFICIAL OWNERS                   BENEFICIALLY OWNED       OF CLASS
        -------------------------------------------------  --------------------     ----------
        Swiss Bank Corporation and Brinson Partners,
          Inc............................................         287,382(1)            8.8%
          209 South LaSalle Street
          Chicago, Illinois 60604-1295
        State Farm Mutual Automobile Insurance Company...         214,145(2)            6.5%
          One State Farm Plaza
          Bloomington, Illinois 61710
        Certain Fidelity funds...........................         198,794(3)            6.1%
          82 Devonshire Street
          Boston, MA 02109-3614

---------------

(1) Based on a Schedule 13G, dated February 12, 1997, relating to its holdings of Allergan Common Stock, filed with the Securities and Exchange Commission by the named beneficial owner on behalf of itself and related entities.

(2) Based on a Schedule 13G, dated January 17, 1997, relating to its holdings of Allergan Common Stock, filed with the Securities and Exchange Commission by the named beneficial owner on behalf of itself and related entities.

(3) Based on a Schedule 13G, dated February 14, 1997, relating to its holdings of Allergan Common Stock, filed with the Securities and Exchange Commission by FMR Corp. on behalf of itself and related entities.

                        SELECTED FINANCIAL DATA OF ASTI

Balance Sheet Data:

                                                                                     AS OF
                                                                                  NOVEMBER 17,
                                                                                    1997(1)
                                                                                  ------------
Cash............................................................................     $1,000
Stockholders' equity............................................................     $1,000

---------------

(1) ASTI was incorporated in November 1997. Allergan contributed $1,000 in November 1997 in exchange for 100 shares of Common Stock. ASTI had no operations through November 17, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     ASTI was formed in November 1997. Prior to the Distribution, in exchange for all of the shares of ASTI Common Stock outstanding prior to the Distribution, Allergan will contribute a total of $200 million in cash to ASTI. ASTI's funds are expected to be used primarily to fund activities to be conducted under the Research and Development Agreement with Allergan and to reimburse Allergan for the Research and Development Costs relating to the ASTI Products and Pre-Selection Work from October 23, 1997, the date on which ALRT ceased funding, until March 31, 1998 (expected to be between $7 million and $8 million). Allergan's contribution, together with any investment interest earned thereon, is expected to fund such activities for approximately four to five years. ASTI is not expected to require facilities or capital equipment of its own during the term of the Research and Development Agreement. Pending the use of ASTI's cash resources for the research and development activities described in this Prospectus, ASTI will invest such resources in interest-bearing, investment-grade securities.

     There can be no assurance, particularly given the existence of the Allergan/ASTI Agreements, that ASTI will be able to raise any additional capital. Such additional capital, if raised, would most likely reduce the per share proceeds available to holders of ASTI Shares if the Purchase Option were to be exercised. See "The Agreements and the Purchase Option -- Purchase Option."

OPERATIONS

     Prior to the Distribution, ASTI will not have conducted any operations. After the Distribution and continuing through completion of the development stage of the ASTI Products, ASTI's operations will be conducted largely pursuant to the Allergan/ASTI Agreements. See "The Agreements and the Purchase Option."

     In its early years, ASTI's revenues are expected to consist solely of investment income (which will become part of the Available Funds). In later years, ASTI could receive revenues through the commercialization of ASTI Products either from Allergan in the form of Product Payments if Allergan were to exercise its License Option for any ASTI Product, or otherwise if Allergan's License Option for any ASTI Product were to expire unexercised and ASTI were to commercialize the product alone or with a third party. ASTI also could receive revenues from Allergan in the form of Developed Technology Royalties or Pre-Selection Product Payments. However, ASTI is not expected to earn substantial revenues unless or until ASTI Products or, to a lesser extent, Pre-Selection Products or Developed Technology Products are successfully commercialized. As a result of the foregoing factors, it is anticipated that ASTI will incur substantial losses which will likely be recurring.

     ASTI's expenses largely will be incurred under the Allergan/ASTI Agreements. ASTI will have research and development expenses as a result of (i) the payment of Research and Development Costs under the Research and Development Agreement, most likely through reimbursements to Allergan, and (ii) payment of the Technology Fee to Allergan under the Technology License Agreement. The Technology License Agreement provides that the Technology Fee will be payable monthly by ASTI over a period of four years and will be $833,333 for each of the 12 months following October 23, 1997, $558,333 per month for the following 12 months, $275,000 per month for the following 12 months and $166,667 per month for the following 12 months; provided that the Technology Fee will no longer be payable at such time as fewer than two ASTI Products are being researched or developed by ASTI and/or have been licensed by Allergan. The Technology Fee payment amounts are based upon the expected value of the originally transferred technology. The value of the technology transferred is expected to decrease as ASTI further develops the technology on its own. The Technology Fee will be expensed by ASTI on a straight-line basis over 48 months.

     The Research and Development Agreement provides that, in addition to funding ongoing Research and Development Costs, ASTI will reimburse Allergan for the Research and Development Costs of the ASTI Products and Pre-Selection Work after October 23, 1997, the date on which ALRT ceased funding, until March 31, 1998. Such reimbursements are expected to total between $7 million and $8 million for such period. ASTI also will incur administrative expenses, which will be paid to Allergan under the Services Agreement to the extent that ASTI engages Allergan to perform administrative services on its behalf.

     Pursuant to the Research and Development Agreement, Allergan will charge ASTI for both "direct" and "indirect" Research and Development Costs based on Allergan's internal R&D Project Accounting System, as well as an amount equal to 10% of such direct and indirect costs representing an allocation of Allergan corporate overhead.

     Direct costs will include third party contract costs, such as those expenses paid to outside vendors which can be directly identified to a specific research and development program or project.

     Indirect costs will include the fully absorbed cost of labor which can be specifically identified with or physically traced to a project using the internal Allergan Project Accounting System. The fully absorbed cost of labor included with indirect costs will consist of actual labor hours charged to ASTI projects plus research and development overhead costs of approximately 200% to 250% of such actual labor hours charged. The research and development overhead allocations are based upon Allergan's historical overhead experience arising from its research and development activities and include only overhead costs incurred by Allergan's Research and Development department.

     In addition, in order to fully and fairly allocate an appropriate portion of Allergan's general corporate overhead to projects undertaken by Allergan on behalf of ASTI, an amount equal to 10% of the fully absorbed cost of labor for each ASTI project will be added to the amount charged by Allergan to ASTI. Such costs are separate and distinct from the direct and indirect costs charged to research and development identified in the Research and Development Agreement. Such costs will be charged to ASTI by Allergan for the purpose of recovery of such costs applicable to ASTI projects.

     Items included in general corporate overhead include human resources, accounting, treasury, payroll, accounts payable, legal, accounts receivable, procurement, tax and common area maintenance costs. None of these services is performed within Allergan's Research and Development department. As a result, such costs are in addition to the costs incurred within research and development as described in the Research and Development Agreement. A portion of the costs of these services calculated to be attributable to Allergan's Research and Development department comprises the 10% allocation of Allergan corporate overhead. The 10% proportionate share is based on the number of Research and Development department personnel relative to total personnel at Allergan's corporate headquarters.

     ASTI's future cash flow obligations will derive largely from the Allergan/ASTI Agreements. ASTI is required to expend all of the Available Funds under the Research and Development Agreement and to pay the Technology Fee. It is anticipated that if ASTI were to fund the continued research and development of the four initial ASTI Products through FDA review for marketing clearance, the funding of these activities, together with the Pre-Selection Work expected to be undertaken by Allergan and funded by ASTI, would require substantially all of the Available Funds. However, the rate at which Available Funds are expended will derive from work plans and cost estimates approved by ASTI.

                     THE AGREEMENTS AND THE PURCHASE OPTION

TECHNOLOGY LICENSE AGREEMENT

     ASTI and Allergan have entered into a Technology License Agreement pursuant to which Allergan has granted to ASTI an exclusive (subject to certain pre-existing rights), perpetual license, with certain rights to sublicense, to use Allergan Technology solely to conduct research and development with respect to ASTI Products and to conduct related activities, and to commercialize such products, in the U.S. with respect to Memantine and worldwide with respect to other ASTI Products. Until a product candidate becomes an ASTI Product, Allergan will have full rights to exploit such product, subject only to its obligations to pay Developed Technology Royalties and Pre-Selection Product Payments. ASTI has agreed to enter into license arrangements to document such rights, as necessary.

     In exchange for the license to use the existing Allergan Technology relating to the ASTI Products and Allergan's commitment to make specified payments on sales of certain products, ASTI will pay the Technology Fee to Allergan and has granted Allergan the License Option and the option to independently develop Pre-Selection Products. The Technology Fee will be payable monthly over a period of four years and will be $833,333 per month for the first 12 months following October 23, 1997, $558,333 per month for the following 12 months, $275,000 per month for the following 12 months and $166,667 per month for the following 12 months; provided that the Technology Fee will no longer be payable at such time as fewer than two of the ASTI Products are being developed by ASTI and/or have been licensed by Allergan pursuant to Allergan's exercise of the License Option.

     Either Allergan or ASTI may terminate the Technology License Agreement upon the occurrence of a material breach of the Technology License Agreement or the License Option Agreement by the other party which continues for 60 days after written notice. The Technology License Agreement will automatically terminate
(a) upon termination by ASTI of the Research and Development Agreement other than due to a breach thereof by Allergan or (b) upon termination by Allergan of the Research and Development Agreement due to a breach thereof by ASTI.

     Pursuant to the Technology License Agreement, Allergan has licensed to ASTI rights to research and develop Memantine for commercialization in the United States only. Commercialization rights to Memantine for the rest of the world other than the United States have been licensed to Allergan-Ireland. Allergan-Ireland and ASTI have entered into a cross-license agreement whereby each has exclusively licensed to the other rights to commercialize in each party's respective territory any improvements to the Memantine technology developed by the licensing party.

     Allergan Technology excludes, and ASTI will have no rights with respect to, any topical formulation of Tazarotene. Allergan is currently marketing a topical formulation of Tazarotene for the treatment of psoriasis and acne in the United States under the brand name "Tazorac" and outside of the United States under the brand name "Zorac."

RESEARCH AND DEVELOPMENT AGREEMENT

     Under the Research and Development Agreement, Allergan will agree to perform diligently all work necessary to conduct the activities agreed upon by Allergan and ASTI. Allergan is not required to devote any specific amount of time or resources to research and development activities under the Research and Development Agreement, and Allergan expects to devote a substantial amount of its time and resources to activities for its own account. Activities under the Research and Development Agreement will be undertaken pursuant to work plans and cost estimates proposed by Allergan and accepted by ASTI. ASTI may approve all or any portion of a proposed work plan and cost estimate or may determine not to approve any proposed work plan and cost estimate. ASTI is not obligated to fund research and development of ASTI Products or Pre-Selection Work in excess of amounts reflected in approved work plans and cost estimates. Allergan is not required to undertake activities that would result in Research and Development Costs exceeding those in approved work plans and cost estimates.

     Under the Research and Development Agreement, ASTI is expected to utilize substantially all of the Available Funds to reimburse Allergan for its Research and Development Costs and Pre-Selection Work.

Research and Development Costs will be determined on the same basis as charged by Allergan to its pharmaceutical company clients, and Allergan will recognize reimbursement of such amounts as research and development revenue. The corresponding research and development expenses of Allergan will offset this revenue. Under the Research and Development Agreement, ASTI also may use Available Funds for licensing technology, products or therapeutic agents from third parties and for the research and development of ASTI Products with third parties; provided, however, that Allergan's consent will be required if such activities involve Allergan Technology or could affect Allergan's rights under any of the Allergan/ASTI Agreements or Allergan's rights as a holder of the ASTI Class B Common Stock. Any agreements between ASTI and third parties relating to ASTI Products or Developed Technology must include appropriate provisions for the protection of Allergan Technology and Developed Technology and Allergan's rights under the Allergan/ASTI Agreements. Subject to the foregoing, the amount and nature of the work to be performed by third parties will be determined by ASTI.

     Pursuant to the Research and Development Agreement, ASTI will fund the research and development of the ASTI Products and Pre-Selection Work as of October 23, 1997 through March 31, 1998. Continuation of the research and development of any ASTI Product and Pre-Selection Work after that time will depend upon whether Allergan proposes, and ASTI's independent Board of Directors accepts, additional work plans and cost estimates for such ASTI Product and Pre-Selection Work. It is anticipated that if ASTI were to fund the continued research and development of the initial four ASTI Products through FDA review for marketing clearance, the funding of these activities, together with Pre-Selection Work undertaken by Allergan and funded by ASTI, would require substantially all of the Available Funds.

     ASTI has agreed to use diligent efforts to research and develop ASTI Products in accordance with approved work plans and cost estimates under the Research and Development Agreement, most likely by paying Allergan or third parties to perform research and development services. ASTI is required to spend all Available Funds under the Research and Development Agreement. It is anticipated that ASTI will spend the Available Funds over a period of approximately four to five years. Prior to expenditure, ASTI will invest Available Funds in certain types of high quality marketable securities. ASTI may not encumber, pledge or otherwise take any action with respect to Available Funds that could prevent the full expenditure of such funds under the Research and Development Agreement. There are no restrictions on ASTI's use of its funds other than Available Funds to conduct its business as it determines, subject to the terms of ASTI's Restated Certificate of Incorporation and the Allergan/ASTI Agreements.

     Unless ASTI agrees otherwise, all ASTI Products will be owned by ASTI or, in the case of a product licensed from a third party (or a product incorporating a therapeutic agent licensed from a third party), exclusively licensed to ASTI, in each case subject to the License Option. Any such exclusive license will be worldwide, will include the right to sublicense and will grant rights to ASTI that are substantially similar to those rights ASTI would have as the owner of such product. As between Allergan and ASTI, Allergan will own all Developed Technology, including patents, subject to ASTI's exclusive license to use Developed Technology to select and develop ASTI Products and to conduct related activities, and to commercialize ASTI Products. Allergan will determine whether and to what extent to seek patent protection for Developed Technology. If Allergan declines to seek patent protection for any technology, ASTI will not have the right to do so. ASTI and Allergan will share equally the costs of obtaining and maintaining patents covering Developed Technology during the term of the Research and Development Agreement. Such costs are to be included as Research and Development Costs under the Research and Development Agreement.

     Allergan will pay Developed Technology Royalties to ASTI, on a country-by-country basis, equal to the sum of (i) 1% of Net Sales of such Developed Technology Product, plus (ii) 10% of any Sublicensing Revenues with respect to such Developed Technology Product. Subject to Allergan's payment buy-out option, Developed Technology Royalties will be payable with respect to a Developed Technology Product in any country until expiration of the last to expire of the relevant patent or patents.

     Allergan will make Pre-Selection Product Payments to ASTI equal to the sum of (i) 1% of Net Sales of such Pre-Selection Product, plus (ii) 10% of any Sublicensing Revenues with respect to such Pre-Selection Product. Subject to Allergan's payment buy-out option, Pre-Selection Product Payments will be payable with respect to a Pre-Selection Product until seven years after the first commercial sale of such Pre-Selection Product in the first Major Market Country in which such product is commercially sold.

     In the case where Allergan is required to make payments with respect to a product that is both a Pre-Selection Product (by virtue of ASTI having funded Pre-Selection Work therefor) and a Developed Technology Product (by virtue of the issuance of a patent covering such product which claims Developed Technology) in any country, the payment due for any period with respect to such product will be limited to the sum of (i) 1% of Net Sales, plus (ii) 10% of Sublicensing Revenues.

     In determining the Developed Technology Royalties and Pre-Selection Product Payments due to ASTI, Net Sales by Allergan will be reduced by the amount of any license payments or similar payments due to third parties from Allergan with respect to such Developed Technology Product or Pre-Selection Product. It is possible that, to develop certain products using Developed Technology or Pre-Selection Products, licenses or other arrangements with third parties may be necessary or appropriate. Such arrangements could require payments by Allergan that would reduce payments owed to ASTI.

     Allergan has the option to buy out the right of ASTI to receive Developed Technology Royalties and Pre-Selection Product Payments with respect to any Developed Technology Product or Pre-Selection Product, in each case, on either a country-by-country or worldwide basis.

     A country-by-country buy-out option may be exercised for any Developed Technology Product or Pre-Selection Product in any country at any time after the end of the twelfth calendar quarter during which the product was commercially sold in such country. The buy-out price will be 15 times the payments made by or due from Allergan to ASTI with respect to sales of such product in such country for the four calendar quarters immediately preceding the quarter in which the buy-out option is exercised. The global buy-out option may be exercised for any Developed Technology Product or Pre-Selection Product at any time after the end of the twelfth calendar quarter during which the product was commercially sold in either the United States or two other Major Market Countries. The global buy-out price will be (i) 20 times (a) the payments made by or due from Allergan to ASTI for the relevant product, plus (b) such payments as would have been made by or due from Allergan to ASTI if Allergan had not exercised any country-specific buy-out option with respect to such product, in each case, for the four calendar quarters immediately preceding the quarter in which the global buy-out option is exercised, less (ii) any amounts previously paid to exercise any country-specific buy-out option with respect to such product.

     The Research and Development Agreement will terminate upon the exercise or expiration of the Purchase Option; provided, however that Allergan's obligation to pay Developed Technology Royalties and Pre-Selection Product Payments will continue if the Purchase Option expires unexercised. Either party may terminate the Research and Development Agreement if the other party (i) breaches a material obligation thereunder or under the Technology License Agreement, the License Option Agreement or any license thereunder (if such breach continues for 60 days after written notice by the terminating party), or (ii) enters into any proceeding, whether voluntary or involuntary, in bankruptcy, reorganization or similar arrangement for the benefit of creditors. In addition, ASTI's expenditures under the Research and Development Agreement relating to an ASTI Product in any country will terminate after exercise of the License Option for such ASTI Product in such country if the development of such ASTI Product is being continued by Allergan, alone or with a third party, and if Allergan elects not to include ASTI in the continuing development activities related to the ASTI Product. If Allergan does include ASTI in such development activities, ASTI may continue to fund all or a portion of Research and Development Costs, even after any arrangement with the third party has been executed, subject to ASTI's continued approval of the work plans and cost estimates for the ASTI Product.

LICENSE OPTION AGREEMENT

     Pursuant to the License Option Agreement, ASTI has granted the License Option to Allergan pursuant to which Allergan may, on a product-by-product and country-by-country basis, obtain from ASTI a perpetual, exclusive license (with the right to sublicense) to research, develop, make, have made and use the Licensed Product and to sell and have sold the Licensed Product in the country or countries as to which the License Option is exercised (the "Territory"). Allergan may exercise the License Option with respect to any ASTI

Product on a country-by-country basis at any time until (i) with respect to the United States, 30 days after FDA clearance to market such ASTI Product in the United States and (ii) with respect to all other countries, 90 days after the earlier of (a) clearance by the appropriate regulatory agency to market such ASTI Product in such country, or (b) clearance by the FDA to market the ASTI Product in the United States. The License Option will expire, to the extent not previously exercised, 30 days after the expiration of the Purchase Option. Allergan must exercise the License Option for any country prior to the date of the first commercial sale of the ASTI Product in such country. Even if Allergan exercises its License Option with respect to an ASTI Product, ASTI may continue to fund the development of such product to the extent proposed by Allergan and accepted by ASTI's Board of Directors.

     If Allergan exercises the License Option for an ASTI Product, ASTI and Allergan will enter into a License Agreement with respect to such product (thereafter a "Licensed Product"), and Allergan will be required to use diligent efforts to complete the research and development of and to commercialize such Licensed Product in each Major Market Country covered by the License Agreement. Allergan will devote to its commercialization efforts the same resources as other pharmaceutical companies of similar size devote to products with similar market potential and similar relative importance in their product portfolios and may use reasonable discretion in allocation of its resources in performing such obligations.

     Allergan will make Product Payments to ASTI with respect to each Licensed Product as follows: (a) if the Licensed Product is sold by Allergan, royalties of up to a maximum of 6% of Net Sales of the Licensed Product determined as follows: (i) 1% of Net Sales of the Licensed Product, plus (ii) an additional 0.1% of such Net Sales for each full $1 million of Research and Development Costs of the Licensed Product paid by ASTI; and (b) if the Licensed Product is sold by a third party, sublicensing fees of up to a maximum of 50% of Sublicensing Revenues with respect to such Licensed Product determined as follows: (i) 10% of such Sublicensing Revenues, plus (ii) an additional 1% of Sublicensing Revenues for each full $1 million of Research and Development Costs of the Licensed Product paid by ASTI. For purposes of determining the payments due for any quarter, Research and Development Costs will be determined as of the last day of the immediately preceding calendar quarter. Because the marketing expenses associated with a newly introduced product during the first few years after launch are generally significantly higher than those for an established product, the Product Payments will not exceed 3% of Net Sales, on a quarterly basis, for the first twelve calendar quarters during which the Licensed Product is commercially sold in the first Major Market Country. As a result of this provision, if a Licensed Product were to be cleared for marketing in a country or countries that are not Major Market Countries prior to marketing clearance in the first Major Market Country and Product Payments in such countries would exceed 3% of Net Sales, the Product Payment rates in such countries will not exceed 3% for the first twelve calendar quarters during which the Licensed Product is commercially sold in the first Major Market Country.

     In determining the payments due to ASTI with respect to any Licensed Product, Net Sales by and Sublicensing Revenues of Allergan will be reduced by the amount of any license or similar payments made by or due from Allergan to third parties with respect to sales of such Licensed Product in the Territory. It is possible that, to develop the ASTI Products, licenses or other arrangements with third parties may be necessary or appropriate. Such arrangements could also require payments by Allergan that would reduce the Product Payments owed to ASTI.

     Subject to Allergan's buy-out option described below, Product Payments will commence on the date of the first commercial sale of such Licensed Product in any country for which the License Option has been exercised. Allergan will make such Product Payments, with respect to all countries for which the License Option has been exercised, until 10 years after the first commercial sale of the Licensed Product in the first Major Market Country in which such product is commercially sold.

     Allergan has the option to buy out ASTI's right to receive Product Payments for any Licensed Product on either a country-by-country or global basis. A country-specific buy-out option may be exercised for any Licensed Product at any time after the end of the twelfth calendar quarter during which the product was commercially sold in such country. The global buy-out option may be exercised for any Licensed Product, for all countries for which Allergan has exercised the License Option, at any time after the end of the twelfth calendar quarter during which the product was commercially sold in either the United States or two other

Major Market Countries. The buy-out price in the case of a country-specific buy-out will be 15 times the Product Payments made by or due from Allergan to ASTI with respect to such Licensed Product in such country for the four calendar quarters immediately preceding the quarter in which the buy-out option is exercised. The buy-out price in the case of a global buy-out will be (i) 20 times (a) the Product Payments made by or due from Allergan to ASTI with respect to the Licensed Product, plus (b) such Product Payments as would have been made by or due from Allergan to ASTI if Allergan had not exercised any country-specific buy-out option with respect to such Licensed Product, in each case for the four calendar quarters immediately preceding the quarter in which the global buy-out option is exercised, less (ii) any amounts previously paid to exercise any country-specific buy-out option with respect to such Licensed Product. In either case, the buy-out price will be computed as if Product Payments were not limited to 3% of Net Sales during early marketing as described above. At the time Allergan exercises the global buyout option for any Licensed Product, the License Option for such product will expire for all countries for which it has not been exercised.

     If Allergan exercises the License Option for any ASTI Product, Allergan will continue to own and have the right to use any clinical supplies, materials and other assets purchased, manufactured or developed for use in the development of such ASTI Product under approved work plans and cost estimates (the "Development Assets"), without any additional payment to or reimbursement of ASTI. To the extent Allergan does not exercise the License Option for any ASTI Product prior to its expiration, or to the extent Allergan notifies ASTI that it will not exercise its License Option for any ASTI Product, Allergan must make Development Assets relating to such ASTI Product available to ASTI at no charge, unless such Development Assets are being used under the Research and Development Agreement.

     During the term of the License Agreement for a Licensed Product, Allergan will provide quarterly reports to ASTI detailing payments due for such period with respect to the Licensed Product. Such reports will be due 90 days after the end of each calendar quarter and will indicate the quantity and dollar amount of Net Sales of or Sublicensing Revenue relating to the Licensed Product, or other consideration in respect of Net Sales, during the quarter covered by such report. No more than once in each calendar year upon reasonable notice and during regular business hours, at ASTI's expense, Allergan is required to make available for inspection by an independent public accountant selected by ASTI such records of Allergan as may be necessary to verify the accuracy of reports and payments made under the License Agreement. Allergan must provide similar reports and records with respect to all Developed Technology Products and Pre-Selection Products.

     A License Agreement may be terminated by ASTI in the event that Allergan
(i) breaches any material obligation under the License Agreement (which breach continues for a period of 60 days after written notice by ASTI) or (ii) enters into any proceeding, voluntary or involuntary, in bankruptcy, reorganization or similar arrangement for the benefit of its creditors. Allergan may terminate a License Agreement as to any country upon 30 days' written notice to ASTI.

     To the extent Allergan does not exercise the License Option with respect to any ASTI Product, ASTI will retain exclusive rights to develop and commercialize such ASTI Product.

PURCHASE OPTION

     The Purchase Option is set forth in ASTI's Restated Certificate of Incorporation. Pursuant to the Purchase Option, Allergan has an exclusive, irrevocable option to purchase all, but not less than all, of the issued and outstanding ASTI Shares. Allergan may exercise the Purchase Option by written notice to ASTI at any time during the period beginning immediately after the Distribution and ending on December 31, 2002; provided, that such date will be extended for successive six month periods if, as of any June 30 or December 31 beginning with June 30, 2001, ASTI has not paid or accrued expenses for at least 95% of all Available Funds pursuant to the Research and Development Agreement. The Purchase Option will in any case terminate on the 90th day after the date (the "Statement Date") on which Allergan receives notice that the amount of cash and marketable securities held by ASTI is less than $15 million. All certificates evidencing ASTI Shares will bear a legend indicating that such ASTI Shares are subject to the Purchase Option.

     If the Purchase Option is exercised, the exercise price (the "Purchase Option Exercise Price") will be the greatest of:

          (a) (i) 25 times the aggregate of (a) all worldwide payments made by and all worldwide payments due to be made by Allergan to ASTI with respect to all Licensed Products, Developed Technology Products and Pre-Selection Products for the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised (the "Base Period") and (b) all payments that would have been made and all payments due to be made by Allergan to ASTI during the Base Period if Allergan had not previously exercised its payment buy-out option with respect to any product; provided, however, that, for the purposes of the foregoing calculation, for any product which has not been commercially sold during each of the four calendar quarters in the Base Period, Allergan will be deemed to have made Product Payments, Developed Technology Royalties and Pre-Selection Product Payments to ASTI for each such quarter equal to the average of the payments made during each of such calendar quarters during which such product was commercially sold, less (ii) any amounts previously paid to exercise any payment buy-out option for any product;

          (b) the fair market value of 500,000 shares of Allergan Common Stock determined as of the date Allergan provides notice of its intention to exercise its Purchase Option;

          (c) $250 million less the aggregate amount of all Technology Fee payments and Research and Development Costs paid or incurred by ASTI as of the date the Purchase Option is exercised; or

          (d) $60 million.

     In each case, the amount payable as the Purchase Option Exercise Price will be reduced to the extent, if any, that ASTI's liabilities at the time of exercise (other than liabilities under the Research and Development Agreement, the Services Agreement and the Technology License Agreement) exceed ASTI's cash and cash equivalents and short-term and longterm investments (excluding the amount of Available Funds remaining at such time). For this purpose, liabilities will include, in addition to liabilities required to be reflected on ASTI's financial statements under generally accepted accounting principles, certain contingent liabilities relating to guarantees and similar arrangements.

     Allergan must pay the Purchase Option Exercise Price in cash. For the purpose of determining the Purchase Option Exercise Price, the fair market value of Allergan Common Stock shall be deemed to be the average of the closing sales price of Allergan Common Stock on the New York Stock Exchange for the 20 trading days ending with the trading day that is two trading days prior to the date of determination.

     The closing of the acquisition of the ASTI Shares pursuant to exercise of the Purchase Option will take place on a date selected by Allergan, but no later than 60 days after the exercise of the Purchase Option unless, in the judgment of Allergan, a later date is required to satisfy any applicable legal requirements or to obtain required consents. Between the time of exercise of the Purchase Option and the time of closing of the acquisition of the ASTI Shares, ASTI may not, without Allergan's consent, incur additional debt, dispose of assets, pay or declare any dividends or operate its business other than in the ordinary course.

     At Allergan's election, ASTI may redeem on such closing date the ASTI Shares for an aggregate redemption price equal to the final Purchase Option Exercise Price. Any such redemption would be in lieu of Allergan paying the final Purchase Option Exercise price directly to holders of ASTI Shares, and would be subject to Allergan providing the final Purchase Option Exercise Price to ASTI to allow ASTI to pay the redemption price.

     In the event that prior to Allergan's exercise of the Purchase Option, the number of outstanding shares of Allergan Common Stock is increased by virtue of a stock split or a dividend payable in Allergan Common Stock or the number of such shares is decreased by virtue of a combination or reclassification of such shares, then the number of shares of Allergan Common Stock used to compute the Purchase Option Exercise Price (if the Purchase Option Exercise Price is the fair market value of 500,000 shares of Allergan Common Stock) shall be increased or decreased, as the case may be, in proportion to such increase or decrease in the number of outstanding shares of Allergan Common Stock.

DISTRIBUTION AGREEMENT

     Under the Distribution Agreement, Allergan will contribute $200 million in cash to ASTI in exchange for all of the shares of ASTI Common Stock outstanding prior to the Distribution, and will distribute the ASTI Shares to the Holders. Under the Distribution Agreement, Allergan has agreed to indemnify ASTI's officers and directors to the same extent such persons are entitled to indemnification under ASTI's Restated Certificate of Incorporation if Allergan exercises the Purchase Option.

SERVICES AGREEMENT

     ASTI and Allergan have entered into a Services Agreement pursuant to which Allergan has agreed to provide ASTI with administrative services, including accounting and legal services, and other services as mutually agreed on a fully-burdened cost reimbursement basis.

     The initial term of the Services Agreement expires on December 31, 1998, but such agreement will be renewed automatically for successive one-year terms during the term of the Research and Development Agreement, until six months after the expiration of the Purchase Option. ASTI may terminate the Services Agreement at any time upon 60 days' written notice.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion sets forth the opinion of Cooley Godward LLP with respect to certain material federal income tax considerations under the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the ASTI Shares, cash in lieu of fractional ASTI Shares, or both ASTI Shares and cash distributed to Holders in the Distribution. THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES OF THE ACQUISITION OF ASTI SHARES BY PURCHASE OR MEANS OTHER THAN THE DISTRIBUTION. In addition, this discussion is intended only to provide general information regarding Holders that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of Holders, e.g., foreign persons, dealers in securities, and Holders that are exempt from federal income tax. This discussion is based upon the Code, Treasury Regulations (including proposed Treasury Regulations) promulgated thereunder, rulings, official pronouncements and judicial decisions all as in effect on the date hereof and all of which are subject to change or different interpretations by the Internal Revenue Service ("IRS") or the courts, any of which changes or interpretations may have retroactive effect. Cooley Godward LLP has disclaimed any undertaking to advise as to any change in the law that may affect its opinion, including changes that may be made under currently pending legislative proposals, and has expressed no opinion as to the laws of any jurisdictions other than the federal income tax laws of the United States of America. An opinion of counsel does not bind the IRS, which could take a contrary position, but represents only counsel's judgment as to the likely outcome if the issues involved were properly presented to a court of competent jurisdiction. This discussion assumes that the ASTI Shares will at all relevant times constitute capital assets of the Holders. This discussion does not address state, local, or foreign tax considerations. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS. Cooley Godward LLP acted as United States federal income tax counsel to Allergan and assisted in preparing this Prospectus.

TAXABILITY OF THE DISTRIBUTION TO HOLDERS OF ALLERGAN COMMON STOCK

     The fair market value of ASTI Shares, plus the cash intended to represent the fair market value of a fractional ASTI Share (together, the "Taxable Amount"), distributed to a Holder of Allergan Common Stock will constitute a dividend taxable as ordinary income to the extent that Allergan has current or accumulated "earnings and profits" as of the end of the taxable year in which the Distribution occurs that are allocable to the Distribution for federal income tax purposes. Assuming that there will be a public market for the ASTI Shares at the time of the Distribution, the fair market value of an ASTI Share to a Holder for this purpose is expected to be the average of the high and low trading price on the date of the Distribution or if such date is not a trading day, on the first trading day following the Distribution. However, if the Taxable Amount exceeds the Holder's allocable share of Allergan's current and accumulated earnings and profits for federal income tax purposes determined as of the end of Allergan's fiscal year ending December 31, 1998, the excess will generally be treated first as a basis-reducing, tax-free return of capital to the extent of the Holder's basis in the Holder's Allergan Common Stock, and after this basis is reduced to zero, as either short-term, mid-term or long-term capital gain. Allergan's management has advised that, based on the information currently available, Allergan's accumulated earnings and profits at December 31, 1998 is expected to be such that the Taxable Amount will not exceed the Holder's allocable share of such earnings and profits.

     No later than February 2, 1999, Allergan will issue to each Holder of Allergan Common Stock receiving ASTI Shares in the Distribution an IRS Form 1099-DIV reflecting the fair market value of the ASTI Shares (and any amount of cash received in lieu of fractional ASTI Shares) distributed to such Holder, as well as any portion of the Taxable Amount exceeding such Holder's allocable share of Allergan's current and accumulated earnings and profits.

     To the extent that the Taxable Amount constitutes ordinary income, it will generally be subject to back-up withholding with respect to Holders who, before the Distribution, have not provided their correct taxpayer identification numbers to Allergan on an IRS Form W-9 or a substitute therefor. Although this discussion does not generally address tax consequences of the Distribution to foreign Holders of Allergan Common Stock, such Holders should note that distribution of the Taxable Amount will generally be subject to U.S. withholding tax at the rate of 30%. This rate may be reduced by income tax treaties to which the United States is a party. Non-resident alien individuals, foreign corporations and other foreign Holders are urged to consult their own tax advisors regarding the availability of such reductions and the procedures for claiming them.

     For corporate Holders of Allergan Common Stock, the Taxable Amount will be eligible for a "dividends-received" deduction, subject to limitations and exclusions provided by the Code, if the Purchase Option is "significantly out of the money" for at least 46 days during the 90-day period beginning 45 days before the Allergan Common Stock becomes ex-dividend with respect to the Distribution. However, for corporate Holders of Allergan Common Stock, the Taxable Amount will be subject to the Code's extraordinary dividend rules, which could reduce a corporate Holder's basis in its Allergan Common Stock by the amount of the deduction, if the Taxable Amount equals at least 10% of the Holder's basis. Moreover, to the extent that the untaxed distribution exceeds the corporate Holder's basis, gain will be recognized.

SALE OF ASTI SHARES

     Upon the sale of ASTI Shares, the Holder will have a capital gain or loss equal to the difference between the sale price and the Holder's basis in the ASTI Shares sold. This gain or loss will be short-term if the ASTI Shares have a holding period of one year or less on the sale date. For individuals, short-term capital gain is subject to federal income tax at a maximum rate of 39.6%; under recently enacted federal income tax legislation, capital gain from assets like ASTI Shares, that have a holding period of more than a year on the sale date, is subject to federal income tax at rates that vary from 28% to 10%, depending upon the taxpayer's income level and the length of the holding period. If the holding period is more than one year but not more than 18 months, the maximum stated federal income tax rate upon sale is 28% for noncorporate Holders. If the holding period is more than 18 months, the maximum stated federal income tax rate is 20% for noncorporate Holders. (The phase-out or elimination of certain deductions and exemptions at higher income levels has the effect of raising the marginal tax rate at those levels for other income of the taxpayer.) These rules are new and complex and have not yet been interpreted by the IRS or the courts. In addition, the combination of the ASTI Shares and the Purchase Option may be deemed a "straddle," with the result that the holding period of ASTI Shares would not begin until such date as the Purchase Option is exercised or expires. There is presently no difference in federal income tax rates between ordinary income and capital gains of corporations. Limitations may apply to deduction of capital loss.

     A Holder's initial basis in ASTI Shares received in the Distribution will be the fair market value of those ASTI Shares at the time of the Distribution.

EXERCISE OF PURCHASE OPTION

     If Allergan exercises its Purchase Option, Holders of ASTI Shares will have a capital gain or loss due to Allergan's exercise of the Purchase Option equal to the difference between (a) the cash (and any other deemed consideration) received and (b) the Holder's basis in the ASTI Shares surrendered. Gain or loss due to the exercise of the Purchase Option should be short-term if the ASTI Shares have been held for one year or less at the time of the closing of the exercise of the Purchase Option. If the holding period is more than one year but not more than 18 months, the maximum stated federal income tax rate is 28% for noncorporate Holders. If the holding period is more than 18 months, the maximum stated federal income tax rate is 20% for noncorporate Holders. However, the combination of the ASTI Shares and the Purchase Option may be deemed a "straddle," with the result that the holding period of ASTI Shares would not begin until such date as the Purchase Option is exercised and that capital gain or loss upon exercise of the Purchase Option would be short-term. Limitations may apply to deduction of capital loss.

EXPIRATION OF PURCHASE OPTION

     If the Purchase Option expires unexercised, each Holder of ASTI Shares on the date it expires may have short-term capital gain in the amount of the fair market value of the portion of the Purchase Option covering the Holder's ASTI Shares on the date of the Distribution; any such gain would increase the Holder's basis in the ASTI Shares. Allergan believes that the fair market value of the Purchase Option is not readily ascertainable. Each Holder of ASTI Shares should consult his or her own tax adviser as to what amount, if any, should be reported as gain if the Purchase Option expires unexercised.

                       DESCRIPTION OF ASTI CAPITAL STOCK

     At the time of the Distribution, ASTI's authorized capital stock will consist of 6,000,000 ASTI Shares and 1,000 shares of ASTI Class B Common Stock (together with ASTI Shares, the "ASTI Common Stock").

     Holders of ASTI Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Available Funds may not be used to pay dividends. In the event of a liquidation, dissolution or winding up of ASTI, holders of ASTI Common Stock will be entitled to receive, pro rata, all remaining assets of ASTI available for distribution to stockholders.

     No preemptive rights, conversion rights or sinking fund provisions will be applicable to ASTI Shares. Upon completion of this Distribution, all outstanding ASTI Shares will be fully paid and nonassessable and will not be subject to any liability for further call. The ASTI Shares will be subject to the Purchase Option and certificates representing such shares and book-entry account statements will bear a legend to that effect. See "The Agreements and the Purchase Option -- Purchase Option."

     No preemptive rights, redemption rights or sinking fund provisions will be applicable to the ASTI Class B Common Stock. Each share of the ASTI Class B Common Stock, all of which are held by Allergan, will automatically convert into one ASTI Share upon such date as the Purchase Option expires.

     Until the expiration of the Purchase Option, Allergan, as the sole holder of the ASTI Class B Common Stock, will be entitled to vote separately as a class with respect to any merger or liquidation of ASTI, the sale, lease, exchange, transfer or other disposition of any substantial asset of ASTI, and any amendments to the Restated Certificate of Incorporation of ASTI that would alter the Purchase Option, ASTI's authorized capitalization, or the provisions of the Restated Certificate of Incorporation governing ASTI's Board of Directors. Accordingly, Allergan could preclude the holders of the ASTI Shares from taking any of the foregoing actions during such period. Prior to exercise of the Purchase Option, the holders of the ASTI Class B Common Stock, voting as a separate class, will be entitled to elect one director, and the holders of the ASTI Shares will be entitled to elect up to four directors. Upon exercise of the Purchase Option, Allergan, as the sole holder of the ASTI Class B Common Stock, will have the right to elect all of the ASTI directors and to remove directors with or without cause. On all other matters, holders of the ASTI Shares and ASTI Class B Common Stock will vote together as a single class. Holders of ASTI Common Stock will have one vote for each share of ASTI Common Stock held by them.

     Only the ASTI Board of Directors, the Chairman of the Board or the President may call special meetings of the ASTI stockholders. The approval of the holder of the ASTI Class B Common Stock is required to amend the provisions of ASTI's Restated Certificate of Incorporation and bylaws governing the number and classification of the Board of Directors and certain related matters. The provisions of ASTI's Restated Certificate of Incorporation granting special voting rights to the holder or holders of the ASTI Class B Common Stock and eliminating the right of ASTI stockholders to call special meetings of stockholders may inhibit a change in control of ASTI.

                          TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the ASTI Shares is First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, New Jersey 07303-2500, (201) 324-1644; email address: fctc@delphi.com; website: http://www.fctc.com.

                                    EXPERTS

     The balance sheet of Allergan Specialty Therapeutics, Inc. as of November 17, 1997 has been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The statements included in this Prospectus under the caption "Certain Federal Income Tax Consequences" have been reviewed by, and the validity of the ASTI Shares offered hereby will be passed upon by, Cooley Godward LLP, San Diego, California, ASTI's counsel.

                         INDEX TO FINANCIAL STATEMENTS

Report of KPMG Peat Marwick LLP, Independent Auditors.................................  F-2
Allergan Specialty Therapeutics, Inc. Balance Sheet and Notes to Balance Sheet........  F-3
Allergan Specialty Therapeutics, Inc. Pro Forma Balance Sheet and Notes to Pro Forma
  Balance Sheet.......................................................................  F-5

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Allergan Specialty Therapeutics, Inc.:

We have audited the accompanying balance sheet of Allergan Specialty Therapeutics, Inc. as of November 17, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Allergan Specialty Therapeutics, Inc. as of November 17, 1997, in conformity with generally accepted accounting principles.

                                               /s/ KPMG PEAT MARWICK LLP

Costa Mesa, California
November 17, 1997

                     ALLERGAN SPECIALTY THERAPEUTICS, INC.

                                 BALANCE SHEET
                               NOVEMBER 17, 1997

                                     ASSETS

Cash................................................................................  $1,000
                                                                                      ======
                           STOCKHOLDER'S EQUITY (NOTE 2)
Common Stock, $1.00 par value,
  100 shares authorized, 100 shares issued and outstanding..........................  $  100
Additional paid-in capital..........................................................     900
                                                                                      ------
Total stockholder's equity..........................................................  $1,000
                                                                                      ======

                     ALLERGAN SPECIALTY THERAPEUTICS, INC.

                             NOTES TO BALANCE SHEET

                               NOVEMBER 17, 1997

1. ORGANIZATION AND OWNERSHIP

     Allergan Specialty Therapeutics, Inc. (the "Company") was incorporated on November 12, 1997 in the state of Delaware for the purpose of conducting research and development of potential human pharmaceutical products, and to commercialize such products, most likely through licensing to Allergan, Inc. ("Allergan").

     The Company has not yet commenced significant operations, and its only activity to date has been the initial funding provided by Allergan, which owns all of the Company's outstanding Common Stock. Accordingly, no statement of operations or statement of cash flows is presented.

2. COMMON STOCK

     Prior to the closing of the distribution contemplated by the Prospectus, of which this balance sheet is a part (the "Prospectus"), the Company intends to restate its Certificate of Incorporation to provide for Class A Common Stock and Class B Common Stock. The common stockholders of Allergan will receive one share of Allergan Specialty Therapeutics, Inc. Class A Common Stock for each 20 shares of Allergan Common Stock held on the record date. The shares of the Company's Common Stock owned by Allergan on the date on which the Restated Certificate of Incorporation is filed will be converted into 1,000 shares of Class B Common Stock.

3. CERTAIN TRANSACTIONS WITH ALLERGAN

     The Company expects to enter into certain agreements with Allergan in early 1998 including a Technology License Agreement, a Research and Development Agreement, a License Option Agreement, a Services Agreement and a Distribution Agreement. In addition, under the Company's Restated Certificate of Incorporation, Allergan will have an option, for a specified period, to purchase all of the outstanding shares of Class A Common Stock. For further information with respect to such agreements and the purchase option, see "The Agreements and the Purchase Option" in the Prospectus.

                     ALLERGAN SPECIALTY THERAPEUTICS, INC.

                            PRO FORMA BALANCE SHEET
                               NOVEMBER 18, 1997

     The following pro forma balance sheet should be read in conjunction with the audited balance sheet and notes of Allergan Specialty Therapeutics, Inc. as of November 17, 1997. The pro forma balance sheet is presented to show the financial position of ASTI following the receipt of $200,000,000 in cash from Allergan, the conversion of 100 shares of Common Stock owned by Allergan into 1,000 shares of Class B Common Stock, and the issuance to Allergan of ASTI Shares prior to the Distribution.

                                     ASSETS

                                                                PRO FORMA             AS ADJUSTED
                                                UNADJUSTED     ADJUSTMENTS      AS OF NOVEMBER 18, 1997
                                                ----------     ------------     -----------------------
Cash...........................................   $1,000       $199,999,000(a)       $ 200,000,000
                                                  ------       ------------           ------------
                                         STOCKHOLDER'S EQUITY
Common Stock, $1.00 par value, 100 shares
  authorized, 100 shares issued and outstanding
  (none as adjusted)...........................   $  100       $       (100)(b)      $          --
Class A Common Stock, $.01 par value; 6,000,000
  shares authorized; 3,262,400 shares to be
  issued and outstanding as adjusted...........       --             32,624(c)              32,624
Class B Common Stock, $1.00 par value;
  1,000 shares authorized; 1,000 shares to be
     issued and outstanding as adjusted........       --              1,000(b)               1,000
Additional paid-in capital.....................      900            (32,624)(c)
                                                                       (900)(b)
                                                                199,999,000(a)         199,966,376
                                                  ------       ------------           ------------
          Total stockholder's equity...........   $1,000       $199,999,000          $ 200,000,000
                                                  ======       ============           ============

---------------

(a) To reflect the receipt of the remainder of the $200,000,000 contribution from Allergan.

(b) To reflect the conversion of 100 shares of Common Stock held by Allergan into 1,000 shares of Class B Common Stock.

(c) To reflect the issuance of 3,262,400 ASTI Shares.

                                                                       EXHIBIT A

                                                        Investment Banking

                                                        Corporate and
                                                        Institutional
                                                        Client Group

                                                        3300 Hillview Avenue
                                                        Suite 150
                                                        Palo Alto, California
                                                        94304

[LOGO]

            , 1998

Board of Directors
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612

Ladies and Gentlemen:

     You have advised us that Allergan, Inc. ("Allergan") intends to distribute (the "Distribution") to its stockholders shares (the "ASTI Shares") of Class A Common Stock of Allergan Specialty Therapeutics, Inc. ("ASTI"). The Distribution is described in detail in the prospectus (the "Prospectus"), filed as part of a
registration statement on Form S-1 file no. 333-     , which is to be sent to
Allergan stockholders in connection with the Distribution. You have asked us for our opinion as to whether or not (a) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of Allergan as set forth in the Prospectus, and (b) from a financial point of view, the Distribution is fair to the stockholders of Allergan.

     In arriving at the opinion set forth below, we have, among other things:

          1. reviewed the Prospectus including the following items as presented therein: (i) the terms and conditions of the Distribution, (ii) the Distribution Agreement, (iii) the Technology License Agreement, (iv) the Research and Development Agreement, (v) the License Option Agreement and
     (vi) the Restated Certificate of Incorporation of ASTI including the Purchase Option;

          2. conducted discussions with members of the senior management of Allergan with respect to the businesses and prospects of Allergan and ASTI and the strategic objectives of each;

          3. conducted discussions concerning the Distribution with other representatives and advisors of Allergan, including its independent public accountants;

          4. reviewed the financial and other information concerning Allergan (with and without ASTI) that was publicly available or furnished to us by Allergan, including information provided during discussions with the senior management of Allergan;

          5. reviewed historical trading prices and volume of the Common Stock of Allergan ("Allergan Common Stock"); and

          6. reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available (including the information contained in the Prospectus), and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Allergan (with or without ASTI) or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Allergan. With respect to the financial forecast information furnished to or discussed with us by Allergan, we have assumed it has been reasonably prepared and reflects the best currently available estimates and judgment of Allergan's management as to the expected future financial performance of Allergan and ASTI.

     We have also assumed that: (i) the Distribution will occur as described in the Prospectus, (ii) the Distribution will not be a taxable transaction to Allergan, and (iii) after the Distribution, ASTI will be accounted for as an entity independent of Allergan.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We note that trading in shares of Allergan Common Stock and the ASTI Shares for a period following completion of the Distribution may be characterized by a redistribution of the shares of Allergan Common Stock and the ASTI Shares among existing Allergan stockholders and other investors and, accordingly, during such period, the shares of Allergan Common Stock and the ASTI Shares may trade at prices below those at which they would trade on a fully distributed basis. This opinion does not opine on or give assurances of the price at which the shares of Allergan Common Stock will actually trade after the announcement date of the Distribution or the price at which the ASTI Shares will actually trade after the Distribution. In addition, this opinion does not address the valuation or future performance of ASTI as an independent public company following the Distribution. We express no opinion as to whether the funds contributed by Allergan to ASTI will be adequate to accomplish the objective of successfully developing the intended pharmaceutical products.

     We are acting as financial advisor to Allergan in connection with the Distribution and will receive a fee for our services, which fee is contingent upon the consummation of the Distribution. In addition, Allergan has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Allergan and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade Allergan Common Stock, and we may, in the future, trade the ASTI Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of Allergan.

     On the basis of and subject to the foregoing, as of the date hereof, it is our opinion that (a) from a financial point of view, the Distribution provides a reasonable structure to pursue the financial objectives of Allergan as set forth in the Prospectus, and (b) from a financial point of view, the Distribution is fair to the stockholders of Allergan. Our conclusions are based on information available to us as of the date of this letter.

                                          Very truly yours,

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ASTI. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ASTI OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Summary...............................    3
Glossary..............................   14
Risk Factors..........................   17
The Distribution......................   23
ASTI Capitalization...................   24
Reasons for the Distribution and
  Effects on Allergan, Inc............   25
Business of ASTI......................   28
Selected Financial Data of ASTI.......   40
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   41
The Agreements and the Purchase
  Option..............................   43
Certain Federal Income Tax
  Considerations......................   50
Description of ASTI Capital Stock.....   53
Transfer Agent and Registrar..........   54
Experts...............................   54
Legal Matters.........................   54
Index to Financial Statements.........  F-1
Opinion of Merrill Lynch, Pierce,
  Fenner & Smith Incorporated.........  A-1

     UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE ASTI CLASS A COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
======================================================
======================================================

                               ALLERGAN SPECIALTY
                               THERAPEUTICS, INC.

                                    CLASS A
                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                           , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses incurred by Allergan and ASTI in connection with the distribution of the securities being registered which will be paid by Allergan. All amounts are estimated except the SEC Registration Fee and the Nasdaq National Market Application Fee.

        SEC Registration Fee.............................................  $   60,607
        Nasdaq National Market Application Fee...........................      21,250
        Financial Advisory Fees and Expenses.............................  $2,625,000
        Blue Sky Qualification Fees and Expenses.........................  $    5,000
        Accounting Fees and Expenses.....................................  $  100,000
        Legal Fees and Expenses (including Blue Sky).....................  $  275,000
        Transfer Agent and Registrar Fees................................      65,000
        Printing and Engraving...........................................      65,000
        Miscellaneous....................................................  $    9,143
                                                                             --------
        Total............................................................  $3,235,000
                                                                             ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his or her fiduciary duty as a director, except in the case where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. ASTI's Restated Certificate of Incorporation contains a provision that eliminates directors' personal liability as set forth above.

     Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In addition, Article 10 of ASTI's Restated Certificate of Incorporation provides as follows:

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS.

          (A) ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS. No director of this corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except, to the extent provided by applicable law, for liability
     (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
     Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this article shall apply to or have any effect on the liability or alleged liability of any director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

          (B) INDEMNIFICATION AND INSURANCE.

             (1) RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administra-tive or investigative (a "proceeding"), because he or she, or a person of whom he or she is the legal representative, is or was a director or officer of this corporation or is or was serving at the request of this corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by this corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits this corporation to provide broader indemnification rights than that law permitted this corporation to provide before such amendment), against all expense, liability and loss (including attorneys' fees, judgments, penalties, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that this corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of this corporation. Such indemnification shall continue as to a person who has ceased to be a director or officer of this corporation and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred by this Section shall be a contract right which may not be retroactively amended and shall include the right to be paid by this corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of the proceeding shall be made only upon delivery to this corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if ultimately it shall be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. This corporation may, by action of its Board of Directors, provide indemnification to employees and agents of this corporation with the same scope and effect as the indemnification of directors and officers.

             (2) RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Paragraph 1 of this Section is not paid in full by this corporation within ninety
        (90) days after a written claim has been received by this corporation, the claimant may at any time thereafter bring suit against this corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for this corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on this corporation. Neither the failure of this corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by this corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

             (3) NONEXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

             (4) INSURANCE. This corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of this corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not this corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     ASTI intends to purchase directors and officers liability insurance which would indemnify the directors and officers of ASTI against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In November 1997, ASTI sold 100 shares of Common Stock to Allergan for an aggregate cash purchase price of $1,000 in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. In connection with the Distribution contemplated by the Registration Statement, the 100 shares of Common Stock held by Allergan will be converted into 1,000 shares of Class B Common Stock in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


    EXHIBIT
    NUMBER                                      DESCRIPTION
    ------     ------------------------------------------------------------------------------
      3.1      Certificate of Incorporation of ASTI*
      3.2      Bylaws of ASTI*
      3.3      Form of Restated Certificate of Incorporation of ASTI (to be effective prior to the Distribution)*
      4.1      Specimen Certificate of Class A Common Stock of ASTI*
      5.1      Opinion of Cooley Godward LLP as to legality of ASTI Shares*
      8.1      Opinion of Cooley Godward LLP as to tax matters
     10.1      Form of Technology License Agreement between Allergan and ASTI*
     10.2      Form of Research and Development Agreement between Allergan and ASTI*
     10.3      Form of License Option Agreement between Allergan and ASTI*
     10.4      Form of Services Agreement between Allergan and ASTI*
     10.5      Form of Distribution Agreement between Allergan and ASTI*
     23.1      Consent of KPMG Peat Marwick LLP, Independent Auditors
     23.2      Consent of Cooley Godward LLP (included in Exhibit 5.1)
     23.3      Consent of William C. Shepherd*
     23.4      Consent of Gary L. Neil, Ph.D.*
     23.5      Consent of Marvin E. Rosenthale, Ph.D.*
     23.6      Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated*
     24.1      Power of Attorney (Reference is made to pages II-5)


---------------

* Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth in Item 14 above, or otherwise, the Registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred, or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and the Registrant will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Allergan Specialty Therapeutics, Inc. has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on February 12, 1998.

                                        ALLERGAN SPECIALTY THERAPEUTICS, INC.

                                        By:                   *

                                           -------------------------------------
                                           Lester J. Kaplan, Ph.D.,
                                           President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                              CAPACITY                   DATE
-----------------------------------------------  --------------------------    -----------------

                       *                         President, Chief Executive    February 12, 1998
-----------------------------------------------  Officer and Sole Director
            Lester J. Kaplan, Ph.D.              (Principal Executive
                                                 Officer)

                       *                         Chief Financial Officer       February 12, 1998
-----------------------------------------------  (Principal Financial and
                Dwight J. Yoder                  Accounting Officer)

*By: /s/ FRANCIS R. TUNNEY, JR.
     ------------------------------------------
     Francis R. Tunney, Jr.
     Attorney-in-fact

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                                      DESCRIPTION
    ------     ------------------------------------------------------------------------------
      3.1      Certificate of Incorporation of ASTI*
      3.2      Bylaws of ASTI*
      3.3      Form of Restated Certificate of Incorporation of ASTI (to be effective prior to the Distribution)*
      4.1      Specimen Certificate of Class A Common Stock of ASTI*
      5.1      Opinion of Cooley Godward LLP as to legality of ASTI Shares*
      8.1      Opinion of Cooley Godward LLP as to tax matters
     10.1      Form of Technology License Agreement between Allergan and ASTI*
     10.2      Form of Research and Development Agreement between Allergan and ASTI*
     10.3      Form of License Option Agreement between Allergan and ASTI*
     10.4      Form of Services Agreement between Allergan and ASTI*
     10.5      Form of Distribution Agreement between Allergan and ASTI*
     23.1      Consent of KPMG Peat Marwick LLP, Independent Auditors
     23.2      Consent of Cooley Godward LLP (included in Exhibit 5.1)
     23.3      Consent of William C. Shepherd*
     23.4      Consent of Gary L. Neil, Ph.D.*
     23.5      Consent of Marvin E. Rosenthale, Ph.D.*
     23.6      Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated*
     24.1      Power of Attorney (Reference is made to page II-5)


---------------

* Previously filed.